UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of      October     , 2003

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [x]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [x]

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	October 31, 2003	By	/s/ Rochiman Sukarno (Signature)

Rochiman Sukarno Head of Investor Relation Unit

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2001, 2002 AND 2003 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(UN-AUDITED)

PREFACE

I am pleased to escort the un-audited Financial Statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (“TELKOM”) for the nine months ended September 30, 2003 and its comparison for the same period in 2002 which contains Balance Sheets, Statement of Income, Statement of Changes in Equity and Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia completed with reconciliation and additional disclosures required in accordance with U.S. Generally Accepted Accounting Principles.

The Financial Statement for the nine months ended September 30, 2002 is a consolidation of TELKOM, Telkomsel, Infomedia, Indonusa, Dayamitra, GSD, KSO 6, PIN and KSO 1. For the nine months ended September 30, 2003, the consolidation includes additional subsidiaries that were acquired or significantly controlled by Telkom in the period after September 30, 2002 namely Napsindo, PII, Metra, Ariawest and KSO 3.

During the third quarter of this year there was two significant transactions related to closing of buy out KSO 3 by acquiring AWI in July and additional 15 % ownership in PIN at the end of September as the second stage for buying out KSO 1.

For the nine months ended September 30, 2003, the Company recorded Net Income of Rp4,372 billion or decreased by 42.2 % compared to Net Income of Rp7,568.5 billion recorded in the comparable period of the previous year, because last year we recognized the gain in relation with selling of our 12.72 % ownership in Telkomsel amounted Rp3,196 billion. Operating Income increase 24.8 % from Rp7,673 billion for the nine months ended September 30, 2002 to Rp 9,575 billion for the nine months ended September 30, 2003.

Operating expenses increased 30.8%, mainly caused by increasing of Personnel Expenses 44.5%, since we adjusted the recognition of liabilities for long-term employee benefit and awards in this quarter.

Operating revenue increased 27.9 % inline with the current development of cellular and data information, which was reflected by significant increase of revenues from Cellular of 38%, Interconnection of 43.8%, Network 46.8 % and Data and Internet of 100.2%.

On behalf of the Board of Directors, I would like to thank all TELKOM Group partners, who have supported us in achieving the result as presented in the Financial Report.

Bandung, October 30, 2003

K R I S T I O N O
President Director/CEO

PERUSAHAAN PERSEROAN (PERSERO) PT. TELEKOMUNIKASI INDONESIA Tbk.
AND SUBSIDIARIES

CONTENT

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

		2002	2003

	Notes	Rp	Rp	US$(Note 3)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2e,6,44	7,378,883	4,860,585	567,693
Temporary investments	2f,7	565,682	—	—
Trade accounts receivable	2g,8,9,44
Related parties — net of allowance for doubtful accounts of Rp519,483 million in 2002 and Rp616,387 million in 2003		1,399,127	863,995	100,910
Third parties — net of allowance for doubtful accounts of Rp331,148 million in 2002 and Rp413,959 million in 2003		1,908,851	2,439,780	284,954
Other accounts receivable — net of allowance for doubtful account of Rp31,216 million in 2002 and Rp170,043 million in 2003	2g,44	166,849	285,928	33,395
Inventories — net of allowance for obsolescence of Rp56,642 million in 2002 and Rp51,345 million in 2003	2h,10	230,386	185,596	21,677
Prepaid expenses	2i	542,306	896,462	104,702
Other current assets	11	111,062	38,663	4,516

Total Current Assets		12,303,146	9,571,009	1,117,847

NONCURRENT ASSETS
Long-term investment — net	2f,12	104,348	69,741	8,145
Property, plant and equipment — net of accumulated depreciation of Rp18,870,782 million in 2002 and Rp23,813,004 million in 2003	2j,2k,13	25,890,299	31,959,967	3,732,769
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp901,671 million in 2002 and Rp876,749 million in 2003	2l,14,47	388,181	317,441	37,076
Advances and other noncurrent assets	2n,7,44	998,996	307,906	35,962
Intangible assets	1b,2c,5,15	2,163,862	3,283,817	383,535
Advance payment for investment in share of stock	5,46	268,101	79,768	9,317
Escrow accounts	5,16,46	129,292	447,838	52,305
Property not used in operations		6,446	12,355	1,443

Total noncurrent assets		29,949,525	36,478,833	4,260,552

TOTAL ASSETS		42,252,671	46,049,842	5,378,399

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)
SEPTEMBER 30, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

		2002	2003

	Notes	Rp	Rp	US$(Note 3)

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade account payable	17,44
Related parties		1,162,709	723,204	84,467
Third parties		1,783,909	2,365,467	276,275
Other accounts payable	44	125,707	135,289	15,801
Taxes payable	2r,18	1,459,605	1,794,260	209,561
Dividends payable		667,866	69,418	8,108
Accrued expenses	19,44	1,516,889	2,876,231	335,930
Unearned income	2o	528,985	660,464	77,139
Advances from customers and suppliers	21,46	836,434	692,107	80,834
Bank Loans and Current maturities of	2k,5,20,21
long-term liabilities	22,24,25,44	2,821,110	2,126,321	248,344
Liability for cross-ownership transactions	4,44	389,167	—	—

Total Current Liabilities		11,292,381	11,442,761	1,336,459

NONCURRENT LIABILITIES
Deferred tax liabilities — net	2r,39	1,971,291	1,528,421	178,512
Unearned income on revenue-sharing arrangements	14,35,47	180,202	122,924	14,357
Unearned initial investors payments under joint operation scheme	2m,32,44	67,453	28,876	3,373
Long-term liabilities — net of current maturities
Two-step loans — related party	21,44	7,804,054	7,005,308	818,186
Suppliers’ credit loans	5,16,22	283,351	64,804	7,569
Bridging loan	5,16,24	81,498	25,726	3,005
Project cost payable		189,876	—	—
Bond payable and guaranteed notes	26	2,353,104	2,235,511	261,097
Bank loan	23	149,040	1,790,838	209,161
Other long-term debt	2k	9,150	9,150	1,069
Liability for acquisition of a subsidiary	5,16,25	—	760,916	88,871

Total Noncurrent Liabilities		13,089,019	13,572,474	1,585,200

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	28	3,188,402	4,126,800	481,990

EQUITY
Capital stock — Rp500 par value per saries A Dwiwarna share and Series B share Authorized — one Series A Dwiwarna share and 39.999.999.999 Series B shares Issued and fully paid — one Series A Dwiwarna share and 10.079.999.639 Series B shares	29	5,040,000	5,040,000	588,648
Additional paid-in capital	30	1,073,333	1,073,333	125,360
Difference in value of restructuring transactions between entities under common control	2c,4	(7,402,343)	(7,032,455)	(821,357)
Difference due to change of equity in associated companies	2f,12	258,115	342,425	39,994
Translation adjustment	2d,12	179,668	160,599	18,757
Retained Earning:
Appropriated	41	745,404	1,559,068	182,092
Unappropriated		14,788,692	15,764,837	1,841,256

Total Equity		14,682,869	16,907,807	1,974,750

TOTAL LIABILITIES AND EQUITY		42,252,671	46,049,842	5,378,399

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED SEPTEMBER 30, 2001, 2002 AND 2003
 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

		2001	2002	2003

	Notes	Rp	Rp	Rp	US$ (Note 3)

OPERATING REVENUE
Telephone	2o,30
Fixed lines		4,743,939	6,235,286	7,122,495	831,873
Cellular		3,368,856	4,433,892	6,121,293	714,937
Interconnection	2o,31,44	1,111,550	2,221,291	3,194,323	373,081
Joint operation scheme	2m,2o,32,44	1,656,844	1,214,946	858,273	100,242
Data and internet	33	226,220	1,073,962	2,150,469	251,164
Network	34	286,161	224,771	329,956	38,537
Revenue-sharing arrangements	35	196,046	207,487	191,443	22,360
Other telecommunications services	2l,2o	9,074	11,583	9,109	1,064

Total Operating Revenue		11,598,690	15,623,218	19,977,361	2,333,258

OPERATING EXPENSES
Personnel	36	1,356,893	2,201,959	3,181,770	371,615
Depreciation	2j,2k,2l,13	2,078,945	2,565,886	3,321,316	387,914
Operation, maintenance and telecommunication services	2o,37	1,449,631	1,839,633	2,589,311	302,419
General and administrative	2o,38	902,299	1,100,549	959,259	112,037
Marketing	2o	148,137	242,251	350,704	40,961

Total Operating Expenses		5,935,905	7,950,278	10,402,360	1,214,946

OPERATING INCOME		5,662,785	7,672,940	9,575,001	1,118,312

OTHER INCOME (CHARGES)
Interest income	2e,2f,44	461,729	452,172	220,315	25,732
Interest expense	44	(809,068)	(1,289,328)	(942,087)	(110,031)
Gain (loss) on exchange rate differences — net	2d,51	114,267	462,987	294,624	34,411
Equity in net income (loss) of associated companies	2f,12	6,232	(10,109)	(28)	(3)
Gain on sales of long-term investment		—	3,196,380	—	—
Others — net		94,412	282,677	(537,098)	(62,730)

Other Income (Charges) — net		(132,428)	3,094,779	(964,274)	(112,621)

INCOME BEFORE TAX		5,530,357	10,767,719	8,610,727	1,005,691
TAX EXPENSE
Current tax	2r,39	(1,702,768)	(2,186,318)	(2,920,463)	(341,096)
Deferred tax	2r,39	143,446	(17,310)	(6,010)	(702)

		(1,559,322)	(2,203,628)	(2,926,473)	(341,798)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PRE ACQUISITION (INCOME) LOSS		3,971,035	8,564,091	5,684,254	663,893
PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES		108,080	(142,817)	(152,700)	(17,835)
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	27	(436,198)	(852,817)	(1,159,590)	(135,434)

NET INCOME		3,642,917	7,568,457	4,371,964	510,624

BASIC EARNINGS PER SHARE	2s,41,42
Net income per share		361.40	750.84	433.73	0.05

Net income per ADS (20 shares B per ADS)		7,228.01	15,016.78	8,674.53	1.01

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

				Difference in value
				of restructuring
				transaction	Difference due to
				between entities	change of equity
		Capital	Additional	under	in associated
		Stock	paid-in capital	common control	companies

Description	Notes	Rp	Rp	Rp	Rp

Balance as of January 1, 2001		5,040,000	1,073,333	—	426,397
Equity decline in net assets of Telkomsel, Satelindo and Indonusa — net of deferred tax effect of Rp206 million	2c	—	—	—	(690)
Unrealized loss on decline in value of securities	2f	—	—	—	—
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp1,426 million	2d,12	—	—	—	—
Loss of DMT exceeds the book value	2c,11	—	—	—	(192,538)
Difference in value of restructuring transaction between
entities under common control		—	—	(7,402,343)	—
Reserved during the Annual General Meeting of the Stockholders on June 21, 2002:
Appropriation for general reserve		—	—	—	—
Declaration of cash dividend		—	—	—	—
Net income for the year		—	—	—	—

Balance as of September 30, 2001		5,040,000	1,073,333	(7,402,343)	233,169

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized loss		Retained earnings
	on decline in	Translation			Total
	value of securities	adjustment	Appropriated	Unappropriated	equity

Description	Rp	Rp	Rp	Rp	Rp

Balance as of January 1, 2001	(165)	177,114	193,442	6,777,522	13,687,643
Equity decline in net assets of Telkomsel, Satelindo and Indonusa — net of deferred tax effect of Rp206 million	—	—	—	—	(690)
Unrealized loss on decline in value of securities	(77)	—	—	—	(77)
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp1,426 million	—	(3,326)	—	—	(3,326)
Loss of DMT exceeds the book value	—	—	—	—	(192,538)
Difference in value of restructuring transaction between	—	—	—	—
entities under common control	—	—	—	(241,725)	(7,644,068)
Reserved during the Annual General Meeting of the Stockholders on June 21, 2002:
Appropriation for general reserve	—	—	126,951	(126,951)	—
Declaration of cash dividend	—	—	—	(888,654)	(888,654)
Net income for the year	—	—	—	3,642,917	3,642,917

Balance as of September 30, 2001	(242)	173,788	320,393	9,163,109	8,601,207

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

Difference in value
of restructuring
				transaction	Difference due to
				between entities	change of equity
		Capital	Additional	under	in associated
		Stock	paid-in capital	common control	companies

Description	Notes	Rp	Rp	Rp	Rp

Balance as of January 1, 2002		5,040,000	1,073,333	(7,402,343)	342,425
Equity decline in net assets of Patrakom and CSM - net of deferred tax effect of Rp36,133 million	2c	—	—	—	(84,310)
Sales of Seruni marketable securities	2f	—	—	—	—
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp2 million	2d,12	—	—	—	—
Reserved during the Annual General Meeting of the Stockholders on June 21, 2002:
Appropriation for general reserve		—	—	—	—
Declaration of cash dividend		—	—	—	—
Net income for the year		—	—	—	—

Balance as of September 30, 2002		5,040,000	1,073,333	(7,402,343)	258,115

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized loss		Retained earnings
	on decline in	Translation			Total
	value of securities	adjustment	Appropriated	Unappropriated	equity

Description	Rp	Rp	Rp	Rp	Rp

Balance as of January 1, 2002	(207)	179,672	320,393	9,770,303	9,323,576
Equity decline in net assets of Patrakom and CSM - net of deferred tax effect of Rp36,133 million	—	—	—	—	(84,310)
Sales of Seruni marketable securities	207	—	—	—	207
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp2 million	—	(4)	—	—	(4)
Reserved during the Annual General Meeting of the Stockholders on June 21, 2002:
Appropriation for general reserve	—	—	425,011	(425,011)	—
Declaration of cash dividend	—	—	—	(2,125,057)	(2,125,057)
Net income for the year	—	—	—	7,568,457	7,568,457

Balance as of September 30, 2002	—	179,668	745,404	14,788,692	14,682,869

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

Difference in value
of restructuring
				transaction	Difference due to
				between entities	change of equity
		Capital	Additional	under	in associated
		Stock	paid-in capital	common control	companies

Description	Notes	Rp	Rp	Rp	Rp

Balance as of January 1, 2003		5,040,000	1,073,333	(7,032,455)	342,425
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp1,872 million	2d,12	—	—	—	—
Reserved during the Annual General Meeting of the Stockholders on May 9, 2003:
Appropriation for general reserve		—	—	—	—
Declaration of cash dividend		—	—	—	—
Appropriation for social contribution		—	—	—	—
Net income for the year		—	—	—	—

Balance as of September 30, 2003		5,040,000	1,073,333	(7,032,455)	342,425

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized loss		Retained earnings
	on decline in	Translation			Total
	value of securities	adjustment	Appropriated	Unappropriated	equity

Description	Rp	Rp	Rp	Rp	Rp

Balance as of January 1, 2003	—	164,966	745,404	15,565,510	15,899,183
Increase in value of long-term investment in CSM as result of foreign currency translation from US Dollar to Rupiah — net of deferred tax effect of Rp1,872 million	—	(4,367)	—	—	(4,367)
Reserved during the Annual General Meeting of the Stockholders on May 9, 2003:
Appropriation for general reserve	—	—	813,664	(813,664)	—
Declaration of cash dividend	—	—	—	(3,338,110)	(3,338,110)
Appropriation for social contribution	—	—	—	(20,863)	(20,863)
Net income for the year	—	—	—	4,371,964	4,371,964

Balance as of September 30, 2003	—	160,599	1,559,068	15,764,837	16,907,807

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

	2001	2002	2003

	Rp	Rp	Rp	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed Lines	4,958,833	7,455,986	8,491,585	991,776
Cellular	3,396,871	5,868,819	7,078,318	826,713
Joint Operation Scheme	1,708,600	1,642,926	817,047	95,427
Interconnection — net	866,729	1,240,769	1,959,697	228,883
Other telecommunication services	457,443	966,556	1,849,800	216,048

Total cash receipts from operating revenues	11,388,476	17,175,056	20,196,448	2,358,847
Cash payments for operating expenses	(3,672,442)	(5,750,461)	(7,794,491)	(910,359)

Cash generated from operations	7,716,034	11,424,595	12,401,957	1,448,488

Interest received	433,564	421,611	258,417	30,182
Income tax	(983,932)	(3,317,064)	(2,861,768)	(334,241)
Interest paid	(774,543)	(750,962)	(755,010)	(88,181)
Advances from customers	(647,120)	14,776	142,295	16,619

Net Cash Provided by Operating Activities	5,744,003	7,792,956	9,185,891	1,072,867

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	7,086,889	384,537	1,703,511	198,962
Proceeds from sale of property, plant and equipment	4,255	9,436	47,832	5,587
Payment for cross-ownership transaction		(2,188,644)		—
Purchases of marketable securities and placements in time deposits	(3,138,929)	(602,354)	(678,202)	(79,211)
Acquisition of property, plant and equipment	(3,343,608)	(4,157,267)	(4,799,351)	(560,541)
Proceed from Selling Ownership in Telkomsel	—	3,948,945	—	—
Decrease (Increase) in advances and others	(211,491)	(52,772)	288,938	33,747
Advance payment for long-term investment	—	(268,101)	(31,659)	(3,698)
Cash dividends receipt	131,964		—	—
Acquisition of subsidiaries	(5,970,890)	—	(2,448,478)	(285,970)

Net Cash Used in Investing Activities	(5,441,810)	(2,926,220)	(5,917,409)	(691,124)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term liabilities	(1,060,075)	(1,856,870)	(588,560)	(68,741)
Cash dividends paid	(464,399)	(1,746,992)	(3,645,348)	(425,759)
Distribution of income as social contribution	(537)	(615)
Security deposits			(38,101)	(4,450)
Bonds		1,000,000		—
Long-term liabilities		1,402,400	618,486	72,236
Decrease (Increase) in equity	22,000
Decrease (Increase) in escrow account	(254,903)	(129,292)	(447,838)	(52,305)

Net Cash Used in Financing Activities	(1,757,914)	(1,331,369)	(4,101,361)	(479,019)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,455,721)	3,535,367	(832,879)	(97,276)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,333,663	3,644,213	5,699,070	665,624
EFFECT OF FOREIGN EXCHANGE AND CONSOLIDATED OF B.O.Y. OF SUBSIDIARIES	(319,974)	199,303	(5,606)	(655)
CASH AND CASH EQUIVALENTS AT SEPTEMBER 30	2,557,968	7,378,883	4,860,585	567,693

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and General Information

Perusahaan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally a part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette of the Dutch Indies No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated January 10, 2002, of Notary A. Partomuan Pohan, S.H., LL.M., concerning the change in the Company’s objective, scope of activities, directors’ scope of authorities and the composition of the Company’s board of commissioners. The Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter
No. C-00682HT.01.04.Th.2002 dated January 15, 2002 approved the notary’s deed.

The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, the Company has entered into agreements with investors to develop, manage and operate telecommunications facilities under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (see Note 46).

Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the now defunct Ministry of Tourism, Post and Telecommunications in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further provides that cooperation which provides basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services. Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wire-line and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunications to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunications activities cover:

i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government agencies and legal entities other than telecommunications networks and service providers can provide special telecommunications.

Under Law No. 5/1999, activities that result in monopolistic practices and unhealthy competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local wire-line and fixed wireless services was shortened to expire on August 2002 and August 2003 for domestic long-distance telecommunication services. In return, new operators are required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser. It is expected that as part of the compensation given to the Company, they will be granted a permit to provide international telecommunications services effective from August 2003.

Based on press release from the Coordination Minister of Economics dated July 31, 2002, Government decided to terminate Telkom’s exclusive rights as network provided for local and long-distance since August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

The Company’s head office is located in Jalan Japati No. 1, Bandung, West Java. In 1996, five of the Company’s seven regional divisions started to operate as separate units (known as “KSO Units”) under Joint Operation Schemes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

According to article 3 of its articles of association, the scope of the Company’s activities is as follows:

1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:

i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

As of September 30, 2002 and 2003, the Company had 34,748 employees and 32,305 employees, respectively, including those in the KSO Units.

Based on the resolution of the Stockholders’ Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the composition of the Company’s board of commissioners from 2002 to 2004 is as follows:

President Commissioner	: Bacelius Ruru
Commissioner	: Agus Haryanto
Commissioner	: Djamhari Sirat
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

Based on the resolution of the Stockholders’ Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of the same notary, the composition of the board of directors from 2002 to 2005 is as follows:

Chief Executive Officer	: Kristiono
Chief Financial Officer	: Guntur Siregar
Director for Telecommunication Services	: Garuda Sugardo
Chief Information Officer	: Agus Utoyo
Director for Telecommunication Network	: Suryatin Setiawan

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Consolidated Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total
			Ownership		Start of	Assets at
					Commercial	September 30,
Subsidiaries	Domicile	Nature of Business	2002	2003	Operations	2003

			%	%		Rp
PT Infomedia Nusantara	Jakarta	Data and information services	51.00	51.00	1995	298,093
PT Indonusa Telemedia	Jakarta	Multimedia	57.50	88.08	1995	51,166
PT Telekomunikasi Selular	Jakarta	Telecommunications	65.00	65.00	1995	14,298,620
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90.32	90.32	1995	891,378
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	61,587
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction and services	30.00	45.00	1995	1,951,238
PT Napsindo Primatel Internasional	Jakarta	Network Access Point, Voice Over Data	32.00	60.00	1998	56,024
PT Multimedia Nusantara	Jakarta	TV Cable and Multimedia	31.00	100.00	1997	12,007
PT Pro Infokom Indonesia	Jakarta	Telecommunication and Information service	—	51.00	2003	6,628
PT Aria West	Bandung	Telecommunication	—	100.00	1995	1,579,537

The Company owns indirect investment through its subsidiary in the following company:

				Percentage of
				Ownership		Start of
			Nature of			Commercial
Name of Company	Owner	Domicile	Business	2002	2003	Operations

				%	%
Telekomunikasi Selular	PT Telekomunikasi	Mauritius	Fund Raising	100	100	2002
Finance Limited	Selular

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing multimedia telecommunications services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The Company has increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 new shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million.

1.	GENERAL (continued)

b.	Consolidated Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

Until December 31, 2000, the investment in Telkomsel was accounted for using the equity method. The Company’s cross-ownership transaction with Indosat in 2001 has increased the Company’s ownership interest in Telkomsel to 77.72%. The accounting treatment of the cross-ownership transaction is discussed further in Note 4.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telkom Mobile Pte. Ltd. (“Singtel”). The CSPA covers the sale portion of the Company’s shares in Telkomsel.

The Company sold 23.223 ordinary registered shares of the capital of Telkomsel, numbered 107,278 up to and including numbered 130,500 with a par value of Rp1,000,000 for each share representing 12.72% from Telkomsel. This transaction diluted Company’s ownership in Telkomsel from 77.72% to 65%.

The sale of the share closed on July 30, 2002 and resulted in a gain of Rp3,196,380 million for book purposes and Rp30,295 million for tax purposes. The difference results from the accounting for the acquisition of Telkomsel at its carryover basis because of the common control transaction.

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operation scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed.

Details of this acquisition are discussed further in Note 5.

PT Graha Sarana Duta (“GSD”)

GSD is engaged in providing construction, sales and leasing of offices, housing and hotels, with their related facilities.

The Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta (in progress) and Dana Pensiun Bank Duta (in progress), for a purchase consideration of Rp119,000 million, based on the Sale and Purchase Agreement Deed No. 7 dated April 6, 2001 of Notary Imas Fatimah, S.H. This acquisition resulted in goodwill of Rp106,348 million.

Based on the Share Sale and Purchase Agreement dated November 28, 2001, the Company sold one share to a related party for Rp9.5 million thereby reducing the Company’s ownership interest to 99.99%.

PT Pramindo Ikat Nusantara (“Pramindo”)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunication services in Sumatra.

1.	GENERAL (continued)

b.	Consolidated Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”) (continued)

On August 15, 2002, the Company entered into a CSPA to acquire Pramindo through three-installment purchase as follows:

Date	Percentage

August 15, 2002	30%
September 30, 2003	15%
December 31, 2004	55%

Effective with the closing of the first installment, the Company was granted unilateral control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of January 1, 2002, with pre-acquisition net income deducted from consolidated income in the accompanying financial statements (see Note 2.b). On September 30, 2003, the Company has entered the second-installment and thus increased its ownership to 45%.

Details of this acquisition are discussed further in Note 5.

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

In connection with an increase in Napsindo’s paid-in capital, the Company has increased its investment in Napsindo to Rp14,876 million, based on Deed of Napsindo’s Resolution No. 104 dated October 31, 2000 which was notarized by Elliza Asmawel, S.H.

The increase in investment, which was made to maintain the Company’s ownership interest of 32%, was effective in March 29, 2001, the date the increase in Napsindo’s authorized and issued capital was approved by the Minister of Justice and Human Rights of the Republic of Indonesia. Payment for the additional investment was made through conversion into equity of the Company’s receivable from Napsindo.

Based on the Notary Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchase 28% Napsindo’s shares from PT. Info Asia Sukses Makmur Mandiri for US$4,900 thousands or equivalent of Rp 43,620 million, thereby increasing the Company’s ownership to 60% (majority).

The additional ownership resulted in goodwill of Rp 39,868 million to the Company since the acquisition cost is higher than the additional portion of Napsindo’s equity acquired. The goodwill amortization in the first Quarter of 2003 is Rp 19,934 million, due to the management anticipation of impairment in the Investment in Napsindo.

Napsindo received credit facility from Bank Mandiri for their infrastructure development. This facility was secured by the Company’s time deposit with equal amount of US$4,600 thousand, which US$1,800 will mature on February 28, 2004, whilst the US$2,800 thousand the maturity will be extended until April 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Consolidated Subsidiaries (continued)

PT Multimedia Nusantara (“Metra”)

Multimedia is engaged in providing pay television and multimedia telecommunications services.

Based on Notary Deed of A. Partomuan Pohan, SH, LLM No. 25 dated May 13, 2003 Company’s ownership in Metra increased to 100% through swap shares agreement with PT Indocitra over its ownership in Menara Jakarta (see Note 12).

PT Pro Infokom Indonesia (“PII”)

PII was established on January 29, 2003 based on the Notary Deed No. 24 of A. Partomuan Pohan, SH, MH. PII is engaged in providing telecommunication service and national information (integrated and consistent national E-business).

PT Aria West (“AWI”)

On July 31, 2003, the Company has entered the closing of AWI acquisition based on the Conditional Sales and Purchase Agreement (CSPA) dated on May 8, 2002 (including its amendment) and has reach settlement of International Arbitrage (ICC) with AWI side.

In accordance with the closing, the Company owned 100% of AWI shares and KSO III management.

In accordance with AWI acquisition:

i.	The Company paid in cash for USD58.67 million (USD20 million has been paid upon the signing of CSPA on May 8, 2002 and the USD38,67 million paid at the closing time) and USD109.1 million in the form of non-bearing interest promissory notes which will be paid in ten semi-annually installment.

ii.	Meanwhile, at the same time, AWI loans to its creditors have been restructured. Loan amount to USD99.07 million, including accrued interest, paid at the closing time whilst the balance of USD196.97 million was Company’s liability to be paid within four years.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company which was established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

c.	Public Offering of Shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, comprised of 8,399,999,999 series B shares and 1 series A Dwiwarna share,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

all of which were owned by the State of the Republic of Indonesia. On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the State of the Republic of Indonesia. A share offering was also conducted on the New York Stock Exchange and London.

1.	GENERAL (continued)

c.	Public Offering of Shares of the Company (continued)

Stock Exchange for 700,000,000 series B shares owned by the State of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

In December 1996, the Government of the Republic of Indonesia sold 388,000,000 series B shares, and later in 1997, the Government distributed 2,670,300 series B shares as an incentive for the stockholders not to sell their shares within one year from the date of the initial public offering.

In May 1999, the Government sold 898,000,000 series B shares.

Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued shares of capital stock. The share dividend was distributed to existing shareholders in August 1999.

In December 2001, the Government of the Republic of Indonesia sold 1,200,000,000 shares or 11.9% of the series B shares.

In July 2002, the Government of the Republic of Indonesia sold of 312,000,000 shares or 3.1% of the series B shares.

As of September 30, 2003, all of the Company’s series B shares have been listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,717,017 ADS shares have been listed on the New York Stock Exchange and London Stock Exchange.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differ in certain respects with generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of significant differences and their approximate effects on net income and equity are set forth in Notes 53 and 54.

The consolidated financial statements also include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “U.S. SEC”) (see Note 55).

The consolidated financial statements, except for statements of cash flows, are prepared under the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The consolidated statements of cash flows are prepared using the direct method with classifications of cash flows into operating, investing and financing activities.

The reporting currency used in the preparation of the consolidated financial statements is the Indonesian Rupiah (“Rp”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates subsidiaries over which it has control. The usual criterion for control is an ownership interest of more than 50%. The Company does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control of such subsidiaries.

Intercompany balances and transactions, including unrealized gains or losses on intercompany transactions, are eliminated to reflect the financial position and the results of operations of the Company and its subsidiaries as one business entity.

c.	Acquisitions and Business Divestitures

The cross-ownership transactions with Indosat have been accounted for as a reorganization of entities under common control, because the Government of the Republic of Indonesia controls both the Company and Indosat. These transactions have been recorded at historical cost, in a manner similar to that in pooling of interests accounting.

The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as “Difference in Value of Restructuring Transactions Between Entities Under Common Control”.

The acquisition of subsidiary from third party is accounted for using purchase method. The excess of acquisition cost over the Company’s interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill, which is amortized using straight-line method over the period not more than five years.

The acquisition of KSO investors from third party is accounted for using purchase method. The excess of acquisition cost over the Company’s interest in the fair value of identifiable assets and liabilities acquired is recorded as intangible asset, which is amortized using straight-line method over the remaining KSO period.

d.	Foreign Currency Transactions and Translation

The books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions during the year involving foreign currencies are recorded at the rates of exchange prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations, except for foreign exchange differences that can be attributed to qualifying assets, which are capitalized.

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2002 and 2003. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp8,975 and Rp8,995 to US$1 on September 30, 2002 and were Rp8,405 and Rp8,415 to

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

US$1 on September 30, 2003. Telkomsel applied Bank Indonesia export notes on September 30, 2003, applied respectively to monetary assets and liabilities, were Rp8,389 to US$1. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of September 30, 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Foreign Currency Transactions and Translation (continued)

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated at the average rates of exchange for the year. The resulting translation adjustments are shown as part of equity as “Currency Translation Adjustment”.

e.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of three months or less from the date of placement.

f.	Investments

i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments available for sale, or available for tradable are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity. Realized gains and losses are included in operations when sold. Other than temporary declines in value are charged to income when conditions giving rise to the impairment occurs. Investments held to maturity are stated at cost, less amortization of premium or discount.

iii.	Investments in associated companies

Investments in shares of stock with ownership of 20% to 50%, are accounted for using the equity method whereby the Company’s proportionate share in the income or loss of the associated company after the date of acquisition is added to or deducted from, and the dividends received are deducted from, the acquisition cost of the investments. The carrying amount of the investments is written down to recognize any other than temporary decline in the value of individual investments. Any such write down is charged directly to current operations.

iv.	Other investments

Investments in shares of stock of less than 20% that do not have readily determinable fair values and are intended for long-term investments are stated at cost. The carrying amount of the investment is written down to recognize other than temporary decline in the value of the individual investments. Any such write down is charged directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

v.	Change of equity in associated companies

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as “Difference Due to Change of Equity in Associated Companies”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based upon the collectibles of the receivable at the end of reporting period.

h.	Inventories

Inventories are stated at cost which is determined using the weighted average method, except for GSD, which uses the first-in, first-out (FIFO) method.

Provisions are made to reduce the carrying value of inventories to the lower of cost or net realizable value.

i.	Prepaid Expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

j.	Property, Plant and Equipment — Direct Acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Switching equipment	5 — 15
Telegraph, telex and data communication equipment	5 — 15
Transmission installation and equipment	5 — 20
Satellite, earth station and equipment	3 — 15
Cable network	5 — 15
Power supply	3 — 10
Data processing equipment	3 — 10
Other telecommunications peripherals	5
Office equipment	3 — 5
Vehicles	5 — 8
Other equipment	5

Land is stated at cost and is not depreciated. Property, plant and equipment not used in operations are stated at the lower of its carrying value or net realizable value.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increases in capacity or improvement in the quality of output or standard of performance, are capitalized.

Property, plant and equipment that are no longer used due to technological change, obsolescence or malfunction, are reclassified into property not used in operations, by accelerating the depreciation of such property, plant and equipment.

Any resulting gain or loss from the disposal or sale of property, plant and equipment is reflected in current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Property, Plant and Equipment — Direct Acquisitions (continued)

Computer software used for data processing is included with the value of the associated hardware.

Property under construction is stated at cost, which includes all borrowing costs during construction on debts incurred to finance the construction. Gain or loss on foreign exchange that can be attributed to the property under construction is capitalized as a borrowing cost. Property under construction is transferred to the respective property, plant and equipment account when completed and ready for use.

k.	Leases

Lease transactions are recorded as capital leases when all the following criteria are met:

i.	The lessee has the option to purchase the leased asset at the end of the lease term at a price mutually agreed upon at the inception of the lease agreement.

ii.	Periodic lease payments made by the lessee provide for a return of the cost of the leased asset and interest thereon to the lessor.

iii.	The minimum lease period is two years.

Lease transactions that do not meet the above criteria are recorded as operating leases.

Leased assets and obligations under capital leases are recorded at the present value of the total installments plus residual value (option price). Leased assets are depreciated using the same method and estimated useful lives used for directly acquired property and equipment.

l.	Revenue-Sharing Arrangements

Under Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 35, “Accounting for Income from Telecommunications Services”, assets under revenue-sharing arrangements are to be capitalized by the party to whom ownership of such assets shall be transferred at the end of the revenue-sharing period (the organizing body), if the following criteria are met:

i.	There is a certainty that the organizing body will acquire the assets, the ownership of which will be transferred at the end of the revenue-sharing period.

ii.	The organizing body will be free from any claims from third parties with respect to the acquisition of such assets.

iii.	The agreement covering the revenue-sharing arrangements is irrevocable.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The Company records such assets as “Property, Plant and Equipment under Revenue-Sharing Arrangements” (with a corresponding initial credit to “Unearned Income under Revenue-Sharing Arrangements” presented under Liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified into the “Property, Plant and Equipment” account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Revenue-Sharing Arrangements (continued)

When the Company acquires property, plant and equipment under revenue-sharing arrangements before the end of the revenue-sharing period, the net book value of the assets is reclassified into the “Property, Plant and Equipment” account, and the balance of the related unearned income is included as a gain or loss in the current operations.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

m.	Joint Operation Schemes

Revenues from the operations of telecommunication facilities and the provision of telecommunication services which have been transferred by the Company to KSO investors includes amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting January 1, 1996.

MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of distributable KSO revenues is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO scheme.

n.	Deferred Charges for Land-rights

Expenses related to the legal processing of land-rights are deferred and amortized using the straight-line method over the legal term of the land-rights, which is normally shorter than its economic life.

o.	Revenue Recognition

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

i.	Fixed Line Telephone Revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular Telephone Revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module (“SIM”) cards and pulse reload vouchers, are recognized as follows:

1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealer or directly to customers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Revenue Recognition (continued)

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented on a net basis.

p.	Pension Plan

i.	Defined Benefit Pension Plan

The Company and certain subsidiaries established a defined benefit pension plan covering all their permanent employees.

Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period that has been determined by the actuary.

The method used by the actuary for actuarial calculations is the projected-unit-credit method.

ii.	Early Retirement

Early retirement benefits are accrued at the time the Company makes a strong commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

q.	Postretirement Health Care Plan

The Company recognizes the cost of providing postretirement health care plan benefits over the working lives of its employees based on actuarial computations. This practice is similar to that provided by Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (“SFAS 106”), in U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

r.	Income Tax

Current tax expense is determined based on the taxable income for the year computed using prevailing tax rates.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Income Tax (continued)

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

Deferred tax assets and liabilities are offset in the balance sheet, except those for different legal entities.

s.	Earnings per Share and Earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS.

t.	Segment Information

The Company and its subsidiaries’ segment information are presented based upon identified business segments.

A business segment is a distinguishable component that is engaged in providing an individual product or service or a group of related products or services that are different from those of other business segments, primarily to customers outside the Company or its subsidiaries.

Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

u.	Reclassification of Account

Certain accounts in 2002 financial statements have been reclassified to conform to the presentation of those accounts in the 2003 financial statements

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,562 to US$1 published by Reuters on October 28, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollar at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945 million (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186 million (“Satelindo Transaction”);

iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38 million and convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights, and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375 million, (“KSO IV Transaction”).

The Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The difference between the consideration paid or received and the historical amount of the net assets of the acquired investee or carrying amount of the investment sold, is included within equity as “Difference in Value of Restructuring Transactions Between Entities Under Common Control”, as follows:

		Historical
	Consideration	Amount of		Difference in Value
	Paid/	Net Assets/	Change in
	(Received)	Investment	Equity - Net	Total	Tax	Net

	Rp	Rp	Rp	Rp	Rp	Rp
Telkomsel	10,782,450	1,466,658	—	9,315,792	—	9,315,792
Satelindo	(2,122,260)	—	(203,309)	(2,325,569)	(636,678)	(1,688,891)
Lintasarta	(437,631)	116,834	—	(320,797)	(96,239)	(224,558)

Total	8,222,559	1,583,492	(203,309)	6,669,426	(732,917)	7,402,343

In 2002, the Company sold its 12.72% share in Telkomsel and at the year end of 2002 the Company adjusted difference in value of restructuring transaction between entities under common controls amount Rp 369,888 million. As of September 30, 2003, management did not have a plan to sell the Company’s remaining interest in Telkomsel.

5.	ACQUISITION OF KSO INVESTOR

a.	Dayamitra

On May 17, 2001, the Company settles the acquisition transaction of 90.32%, which represented by 41,267,208 ordinary shares of Dayamitra, from PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”) and PT Mitracipta Sarananusa (“Mitracipta”) for US$130,869,041. Included in the payment is US$8,937,041 as payment for Dayamitra’s adjusted working capital, which accounted on the closing date of the transaction. The Conditional Sale and Purchase Agreement pertaining to the transaction was signed on April 3, 2001.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	ACQUISITION OF KSO INVESTOR (continued)

a.	Dayamitra (continued)

Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 on May 17, 2001, the closing date of the transaction, and US$8,937,041 on August 10, 2001 as payment for Dayamitra’s adjusted working capital.

The remaining amount of US$103,642,200 will be paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003.

This acquisition resulted in an intangible asset of Rp1,344,012 million which will be amortized over the remaining term of the KSO agreement.

In connection with the Dayamitra transaction, the Company also entered into the following agreements:

i.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling shareholder, shall grant the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company shall grant the selling shareholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company will pay to the selling shareholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra’s adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly installments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through the escrow account established under the Escrow Agreement discussed below.

The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the J-Exim loan begun on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling shareholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement.

As of September 30, 2003, the option purchase price that has been paid by the Company amounted to US$7,253,823 or equivalent to Rp79,768 million, which was presented as part of “Advance Payment for Investment in Shares of Stock”.

ii.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, Intidaya, C&W plc, Mitracipta, TMC, Tomen Corporation (“Tomen”), Citibank Singapore Branch (the Singapore Escrow Agent) and Citibank Jakarta Branch (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment of the following:

1.	Purchase price for the Company’s acquisition of 41,267,208 ordinary shares of Dayamitra from Intidaya, C&W plc and Mitracipta, and certain amounts in respect of Dayamitra’s indebtedness to C&W plc;

2.	Option purchase price, strike price for the Option Shares, and certain amounts in respect of Dayamitra’s indebtedness to Tomen.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	ACQUISITION OF KSO INVESTOR (continued)

a.	Dayamitra (continued)

The Company is required to fund the escrow account in amounts and on scheduled dates stipulated in the agreement. The funds will then be used by the Escrow Agent to make payments on behalf of the Company for the share purchase, the indebtedness of Dayamitra to C&W plc and Tomen and the option purchase price, as they fall due.

b.	Pramindo Ikat Nusantara (“Pramindo”)

On April 19, 2002, the Company entered into the Conditional Sale and Purchase Agreement (CSPA) with PT Astratel Nusantara, France Cabel et Radio, Indosat, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte Limited (“Selling Shareholder”) regarding the acquisition of 100% Pramindo’s shares.

Pursuant to the CSPA, the Company in the same time will buy out all Pramindo’s ordinary subscribed and fully paid in capital from the respective shareholder in pro-rata basis as follows:

i.	30% in August 15, 2002 (pursuant to the amendment), other than IFC’s shares, which will be transferred on the date of pledged shares, which has been fully unconditional released based on IFC Investment Agreement and Common Term Agreement.

ii.	15% at the interim closing which will be carried on whichever is coming first of the first drawdown date and September 30, 2003.

iii.	55% at the subsequent closing which will be carried on whichever is coming first of the (a) drawdown date, (b) December 31, 2004, and 30 days after Pramindo buy out all promissory notes.

The aggregate purchase price for the Pramindo shares will be US$384,363,026 (including interest of US$2,864,154). Payment will be made in 27 monthly installments of US$12,800,000 for the first 11 months and US$15,000,000 for each of the remaining 16 months. The installments began on October 1, 2002 and the final payment is due on December 1, 2004.

Consultancy fee amounting to Rp52,818 million for year 2002 was capitalized as acquisition cost.

An Escrow Agreement dated August 14, 2002 was entered into by and among the Company, Pramindo, Astratel, France Cabels et Radio, Indosat, Marubeni Corp, IFC USA, NMP Singapore and JPMorgan Chase Bank Jakarta Branch (the Escrow Agent), to establish an Escrow Account and facilitate the payment of the acquisition of Pramindo by the company.

On September 30, 2003, the Company has entered the second term acquisition of Pramindo and its ownership increased to 45%.

As a result of 45% acquisition of Pramindo shares, the Company has recognized intangible asset amount to Rp1,094,253 million which will be amortized over the remaining period of KSO.

The Company has consolidated the financial statement of Pramindo although the Company did not hold the majority ownership, since the Company has acquired controlling right over Pramindo and KSO I, in accordance with the Conditional Sale and Purchase Agreement between the Company and the selling shareholder of Pramindo.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	ACQUISITION OF KSO INVESTOR (continued)

c.	Aria West (“AWI”)

On May 8, 2002, the Company entered into the Conditional Sales and Purchase Agreement (CSPA) with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund (“selling shareholders”) regarding the acquisition of 100% AriaWest’s shares.

Pursuant to the CSPA, the Company shall purchase 2,704,444 subscribed and fully paid in capital of AriaWest with par value of Rp114,000. The selling price is US$184,500,000 and US$44,500,000 of the amount should be paid first, the settlement value of US$20,000,000 shall be paid on closing date, and US$120,000,000 will be paid off through the issuance of promissory notes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	CASH AND CASH EQUIVALENTS

	2002	2003

	Rp	Rp
Cash on hand	20,749	18,469

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	89,430	448,798
Bank Mandiri	83,280	118,546
Bank Rakyat Indonesia	10,866	11,589
Bank Pos Nusantara	1,159	2,055

Total	184,735	580,988

Foreign currencies
Bank Mandiri	97,610	188,988
Bank Negara Indonesia	0	419
Bank Rakyat Indonesia	1,223	453

Total	98,833	189,860

Total — related parties	283,568	770,848

Third parties
Rupiah
Citibank	55,199	22,250
Bank Bukopin	2,885	10,584
Bank Central Asia	3,626	8,894
Bank Niaga	457	203
Amro Bank	78	48
Bank Danamon	2	149
Deutsche Bank	59	3,679
Bank Buana	11
Bank Mega		585
Bank Internasional Indonesia	81	109
Bank Lippo		169
Bank Universal	3,589
Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo Indonesia)	13
Bank Muamalat		26
American Express Bank	104

Total	66,104	46,696

Foreign currencies
Citibank	122	3,010
Deutsche Bank	7,940	9,603
Amro Bank	238	41
Bank Internasional Indonesia		18
Standard Chartered Bank	155	13,787
Bank of Tokyo		7
Bank Central Asia		29

Total	8,455	26,495

Total — third parties	74,559	73,191

Total cash in banks	358,127	844,039

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	CASH AND CASH EQUIVALENTS (continued)

	2002	2003

	Rp	Rp
Time deposits
Related parties
Rupiah
Bank Mandiri	1,662,000	765,871
Bank Rakyat Indonesia	562,849	501,210
Bank Negara Indonesia	363,460	956,170
Bank Tabungan Negara	—	212,750

Total	2,588,309	2,436,001

Foreign currencies
Bank Mandiri	3,981,340	548,543
Bank Negara Indonesia	193,220	13,481

Total	4,174,560	562,024

Total — related parties	6,762,869	2,998,025

Third parties
Rupiah
ABN Amro Bank	1,000	1,000
Bank Mega	39,145	35,258
Bank Bukopin	50,615	57,494
Bank Yudha Bhakti	—	1,000
Bank Niaga	2,000	—
Deutsche Bank	43,142	251,197
Standard Chartered Bank	—	50,000
Bank Tugu	15,000	50,000
Bank International Indonesia	—	8,500
Bank Danamon	—	182,622

Total	150,902	637,071

Foreign currencies
Deutsche Bank		362,981
Citibank	86,236	—

Total	86,236	362,981

Total — third parties	237,138	1,000,052

Total time deposits	7,000,007	3,998,077

Total Cash and Cash Equivalents	7,378,883	4,860,585

     Range of interest rates per annum for time deposits is as follows:

	2002	2003

Rupiah	11% - 18.04%	7,50% - 7,95%
Foreign currency	1.75% - 6.95%	1,50% - 2,00%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	TEMPORARY INVESTMENTS

	2002	2003

	Rp	Rp
Time deposits
Related parties
Rupiah
Bank Mandiri	500,000	—
Bank Negara Indonesia	—

	500,000	—

U.S. Dollar
Citibank	65,682	—

Total time deposit	565,682	—

Total temporary investments	565,682	—

Range of interest rates per annum for time deposits is as follows:

	2002	2003

Rupiah	12.00% - 18.04%	7,44% - 7,92%
Foreign currency	5.53% - 6.13%	2.00%

The terms of time deposits rank from 3 (three) months to 1 (one) year.

Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.	TRADE ACCOUNTS RECEIVABLE — RELATED PARTIES

a.	By Debtor

	2002	2003

	Rp	Rp
KSO Units	1,451,636	1,167,969
Government Agencies	269,161	171,758
PT Mobile Selular Indonesia	34,880	45,170
PT Radio Telepon Indonesia	119	17,128
PT Citra Sari Makmur	13,393	20,099
PT Komunikasi Selular Indonesia	14,961	14,801
PT Indonesia Satelite	69,152	—
PT Batam Bintan Telekomunikasi	5,557	1,369
PT Metro Selular Nusantara	24,440	6,746
PT Aplikanusa Lintasarta	21,077	17,278
PT Patra Telekomunikasi Indonesia	—	8,669
PT Satelit Palapa Indonesia	11,145	—
PT Gratika	1,697	1,085
PT Telesera	—	2,129
PT Telekomindo	—	4,744
PT GSD	—	10
PT Indo Nusa	—	233
PT Multisaka Mitra	1,179	1,179
Others	213	15

Total	1,918,610	1,480,382
Allowance for doubtful Accounts	(519,483)	(616,387)

Net	1,399,127	863,995

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties.

b.	By Age Category

	2002	2003

	Rp	Rp
Up to 6 months	904,767	373,112
7 to 12 months	444,819	442,835
13 to 24 months	321,492	317,514
More than 24 months	247,532	346,921

Total	1,918,610	1,480,382
Allowance for doubtful accounts	(519,483)	(616,387)

Net	1,399,127	863,995

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.	TRADE ACCOUNTS RECEIVABLE — RELATED PARTIES (continued)

c.	By Currency

	2002	2003

	Rp	Rp
Rupiah	1,870,316	1,379,382
United States Dollar	48,294	101,000

Total	1,918,610	1,480,382
Allowance for doubtful accounts	(519,483)	(616,387)

Net	1,399,127	863,995

Movements in the allowance for doubtful accounts are as follows:

	2002	2003

	Rp	Rp
Beginning balance	325,930	576,374
Net additions during the year	193,553	40,013

Ending balance	519,483	616,387

An allowance for doubtful accounts is provided for amounts that are overdue. Management believes that the allowance for doubtful receivables from related parties is adequate to cover possible losses on uncollectible accounts.

The allowance for doubtful accounts as of September 30, 2003 included a provision for the MTR and share in distributable KSO revenue (DTR) from KSO III of Rp511,933 million. Pursuant to the buy-out KSO III through the closing transaction of AWI acquisition on July 31, 2003, the afore-mentioned allowance for doubtful accounts has been recovered in the fourth-quarter year 2002 (see Notes 38).

9.	TRADE ACCOUNTS RECEIVABLE — THIRD PARTIES

a.	By Debtor

	2002	2003

	Rp	Rp
Residential and business subscribers	2,088,180	2,853,739
Other Operators	151,819	—
Others	—	—

Total	2,239,999	2,853,739
Allowance for doubtful accounts	(331,148)	(413,959)

Net	1,908,851	2,439,780

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	TRADE ACCOUNTS RECEIVABLE — THIRD PARTIES (continued)

2.	By Age Category

	2002	2003

	Rp	Rp
Up to 3 months	1,908,850	2,439,780
More than 3 months	331,149	413,959

Total	2,239,999	2,853,739
Allowance for doubtful accounts	(331,148)	(413,959)

Net	1,908,851	2,439,780

3.	By Currency

	2002	2003

	Rp	Rp
Rupiah	2,150,566	2,853,739
United States Dollar	89,433	—

Total	2,239,999	2,853,739
Allowance for doubtful accounts	(331,148)	(413,959)

Net	1,908,851	2,439,780

Movements in the allowance for doubtful accounts are as follows:

	2002	2003

	Rp	Rp
Beginning balance	252,855	397,810
Net movements during the year	78,293	16,149

Ending balance	331,148	413,959

Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

Management also believes that there are no significant concentrations of credit risk from third party receivables.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	INVENTORIES

	2002	2003

	Rp	Rp
Component:
Telephone terminals, cards and spare parts	136,236	55,197
Cable and transmission installation spare parts	48,587	73,941
Other spare parts	740	13,454

Total	185,563	142,592
Allowance for obsolescence	(31,776)	(26,728)

Net	153,787	115,864

Modules:
Cable and transmission installation spare parts	63,758	60,226
Telephone terminals, cards and spare parts	37,228	33,852
Other spare parts	485	271

Total	101,471	94,349
Allowance for obsolescence	(24,866)	(24,617)

Net	76,605	69,732

Total	230,392	185,596

Changes in the allowance for obsolescence of inventories are as follows:

	2002	2003

	Rp	Rp
Beginning balance	48,997	53,795
Net additions during the year	7,645	(2,450)

Ending balance	56,642	51,345

Management believes that the established allowance is sufficient to cover possible losses from decline in inventory value due to obsolescence.

At September 30, 2003, modules in inventory were insured against fire, theft and other possible risks for US$1,268 thousands.

11.	OTHER CURRENT ASSETS

As of September 30, 2003, this account presented time deposits and restricted funds in Bank Mandiri amounted US$4,600 thousand that was purposed to secure Napsindo’s loan to finance its infrastructure development (see Note 1.b). The security deposit valid until 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	LONG-TERM INVESTMENTS — NET

		2002			2003

		Percentage	Share in		Percentage	Share in
		of	Net Income	Carrying	of	Net Income	Carrying
	Domicile	Ownership	(Loss)	Amount	Ownership	(Loss)	Amount

		%	Rp	Rp	%	Rp	Rp
Equity Method
PT Telekomindo Selular Raya	Jakarta	100.00	(428)	24,045	0.00	—	—
PT Citra Sari Makmur	Jakarta	25.00	(6,504)	55,341	25.00	(373)	55,660
PT Metro Selular Nusantara	Surabaya	20.17	(1,657)	—	0.00	—	—
PT Patra Telekomunikasi Indonesia	Jakarta	30.00	3,123	14,755	30.00	344	13,187
PT Napsindo Primatel Internasional	Jakarta *)	32.00	(4,646)	7,384	60.00	—	—
PT Multimedia Nusantara	Jakarta *)	31.00	—	1,928	100.00	—	—
PT Pasifik Satelit Nusantara	Bekasi	22.57	—	—	22.57	—	—
PT Mobile Selular Indonesia	Jakarta	25.00	—	—	25.00	—	—

Total			(10,112)	103,453		(29)	68,847

Cost Method
PT Batam Bintan Telekomunikasi	Batam	5.00	—	588	5.00	—	588
PT Bangtelindo	Bandung	3.18	3	199	3.18	—	199
Medianusa Pte. Ltd.	Singapura	18.50	—	108	0.00	—	—
PT Komunikasi Selular Indonesia	Jakarta	35.00	—	—	0.00	—	—
Decline in ownership				—			—

Net			3	895		—	787

Total			(10,109)	104,348		(29)	69,634

*)	Investment in Napsindo was changed into consolidation in March 2003, and Multimedia Nusantara was changed into consolidation in May 2003

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), net application services and consulting services on telecommunications technology and related facilities.

	2002	2003

	Rp	Rp
Beginning balance	74,833	62,270
Equity in net income of associated company	(6,505)	(373)
Translation adjustment	(12,987)	(6,237)

Ending balance	55,341	55,660

b.	PT Telekomindo Selular Raya (“Telesera”)

Telesera is engaged in providing construction on telecommunications technology and related facilities.

On September 30, 2002 the Company owned 100% ownership in Telesera based on a swap share agreement dated December 5, 2001. The Company’s investment in Telesera is accounted for using the cost method because management intends to sell its interest in Telesera.

Based on Notary Deed Dr. A. Partomuan Pohan, SH. LLM. No. 20 and No. 23 dated August 8, 2003 the Company sell all its ownership of Telesera shares to Centralindo Panca Sakti Celluler (“CPS”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	LONG-TERM INVESTMENTS — NET (continued)

c.	PT Metro Selular Nusantara (“Metrosel”)

Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya. The Company previously provided these services under a revenue-sharing arrangement with PT Centralindo Panca Sakti Cellular (a company which has taken over the rights and obligations of PT Centralindo Panca Sakti or “CPS”).

On September 30, 2002 the Company owned 20.17% of Metrosel. Based on Notary Deed of Dr. A. Partomuan Pohan, SH. LLM No. 20 and No. 21 dated August 8, 2003 the Company sell all its ownership of Metrosel shares to PT Centralindo Panca Sakti (CPS).

	2002	2003

	Rp	Rp
Beginning balance	1,657	16,309
Disposal		(16,309)
Equity in net profit (loss) of associated company	(1,657)

Ending balance	—	—

d.	PT Patra Telekomunikasi Indonesia (“Patrakomindo”)

Patrakomindo is engaged in providing satellite communication system services and related facilities to companies in the petroleum industry.

	2002	2003

	Rp	Rp
Beginning balance	12,133	12,843
Equity in net income of associated company	3,123	344
Difference due to change of equity in associated company	(501)	—

Ending balance	14,755	13,187

e.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

In 2001, management decided to recognize other than temporary decline in value of this investment due to the financial condition of PSN.

Based on Notary Deed of Dr. A. Partomuan Pohan, SH. LLM, No. 20 and No. 25 dated August 8, 2003, the Company received a swap-share of PSN shares from PT Centralindo Panca Sakti (CPS). CPS issued a promissory notes upon the received from transaction of purchase-and-sell of Komselindo, Metrosel, Telesera and Indonusa transaction amount to Rp169,000 million. The Company recorded this transaction as receivable to CPS until the realization transfer of ownership and by considering the recovery of the receivable value with book value of PSN at the moment, the Company prepared an allowance for doubtful accounts amount to Rp122 billion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	LONG-TERM INVESTMENTS — NET (continued)

f.	PT Menara Jakarta (“MJ”)

MJ is engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997.

Based on Notary Deed of A. Partomuan Pohan, SH, LLM No. 19 dated April 8, 2003 regarding swap shares agreement; the Company exchanges all its shares in MJ for 69% shares of PT Multimedia Nusantara.

g.	PT Mobile Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. The Company previously provided these services under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution of the Company amounting to Rp10,398 million, which represents a 25% equity ownership in Mobisel, was made in the form of property, plant and equipment under a revenue-sharing arrangement.

On November 12, 2002, Mobisel’s shareholders agreed for equity call and debt to equity swap through the Unanimous Written Resolution. Based on the resolution, all Mobisel debts to the Company converted to 20,523,079 Series A shares and promissory notes amounted to Rp4,206 million. The Company released and waived its pre-emptive right to subscribe the newly issued shares, which resulted in the dilution of the Company ownership interest in Mobisel to 4.92%.

h.	PT Komunikasi Selular Indonesia (“Komselindo”)

Komselindo is engaged in providing analog mobile cellular services.

Until August 8, 2003, the Company’s ownership over Komselindo is 14,20%. Based on Notary Deed of Dr. A. Partomuan Pohan, SH. LLM. No. 20 and No. 25 dated August 8, 2003, the Company sell it shares in Komselindo to CPS.

i.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

In June 1996, based on a cooperation agreement between the Company and PT Batamindo Investment Corporation (“BIC”), the Company’s investment in BBT was fully paid by BIC as a donation to the Company.

j.	PT Bangtelindo

PT Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

k.	Medianusa Pte. Ltd.

Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				September 30,
	2002	Additions *)	Deductions	Reclassifications	2002

	Rp	Rp	Rp	Rp	Rp
At cost or revalued amounts:
Land	195,153	41,123	2,400	—	233,876
Buildings	1,597,260	129,079	—	3,406	1,729,745
Switching equipment	8,842,943	1,961,164	13,300	177,578	10,968,385
Telegraph, telex and data communication equipment	206,592	237	—	(1,236)	205,593
Transmission installation and equipment	4,899,964	4,915,630	7,213	727,387	10,535,768
Satellite, earth station and equipment	5,772,334	—	3,100,646	(18,784)	2,652,904
Cable network	11,284,470	721,620	86	143,091	12,149,095
Power supply	998,461	67,175	497	(154,588)	910,551
Data processing equipment	1,894,456	606,001	12	80,349	2,580,794
Other telecommunications peripherals	507,652	33,192	825	12,835	552,854
Office equipment	616,029	102,385	59	(101,185)	617,170
Vehicles	188,067	8,174	1,659	(1,836)	192,746
Other equipment	68,048	18,599	—	3,589	90,236
Property under construction:
Buildings	17,556	17,073	784	(7,600)	26,245
Switching equipment	187,125	113,466	—	(178,654)	121,937
Transmission installation and equipment	291,861	537,828	6,789	(378,384)	444,516
Satellite, earth station and equipment	306,365	—	287,778	(10,710)	7,877
Cable network	196,947	451,527	—	(138,137)	510,337
Power supply	6,258	137,488	2,445	(140,489)	812
Data processing equipment	133,543	147,937	—	(51,917)	229,563
Other telecommunications peripherals	3,492	560	—	(3,975)	77
Leased assets
Vehicle	3,804	—	—	(3,804)	—

Total	38,218,380	10,010,258	3,424,493	(43,064)	44,761,081

Accumulated depreciation:
Buildings	654,596	90,734	—	(2,967)	742,363
Switching equipment	3,985,490	602,073	323	102,297	4,689,537
Telegraph, telex and data communication equipment	201,748	44,874	—	(43,659)	202,963
Transmission installation and equipment	2,075,653	1,382,158	962	(12,170)	3,444,679
Satellite, earth station and equipment	1,875,016	—	474,262	978	1,401,732
Cable network	4,671,775	818,793	86	(18,241)	5,472,241
Power supply	667,615	84,253	497	(18,049)	733,322
Data processing equipment	725,422	287,357	—	(24,786)	987,993
Other telecommunications peripherals	437,610	34,708	293	(5,013)	467,012
Office equipment	426,067	76,553	59	(16,107)	486,454
Vehicles	159,138	12,820	1,562	(1,107)	169,289
Other equipment	48,815	25,005	—	(623)	73,197
Leased assets
Vehicle	669	—	—	(669)	—

Total	15,929,614	3,459,328	478,044	(40,116)	18,870,782

Net Book Value	22,288,766				25,890,299

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				September 30,
	2003	Additions*)	Deductions	Reclassifications	2003

	Rp	Rp	Rp	Rp	Rp
At cost or revalued amounts:
Land	261,290	47,601	207	2,481	311,165
Buildings	1,740,818	120,373	28,226	48,469	1,881,434
Switching equipment	11,499,529	589,829	—	1,519,628	13,608,986
Telegraph, telex and data communication equipment	206,766	—	39	(11,067)	195,661
Transmission installation and equipment	11,581,270	55,058	2,642	2,960,310	14,593,997
Satellite, earth station and equipment	2,689,468	21,304	—	81,206	2,791,977
Cable network	12,542,254	2,025,022	18,448	773,004	15,321,832
Power supply	1,059,309	35,478	3,698	33,265	1,124,354
Data processing equipment	2,800,749	275,333	83	23,950	3,099,949
Other telecommunications peripherals	541,085	51,276	976	2,596	593,981
Office equipment	632,620	46,536	2,470	5,872	682,558
Vehicles	193,085	5,134	3,789	(132)	194,300
Other equipment	103,680	11,932	—	—	115,612
Property under construction:
Buildings	51,218	18,858	—	(47,398)	22,679
Switching equipment	451,330	1,297,581	—	(1,626,683)	122,229
Transmission installation and equipment	272,270	2,867,269	—	(2,895,101)	244,438
Satellite, earth station and equipment	43,246	240,582	—	(23,218)	260,610
Cable network	643,136	754,833	—	(832,199)	565,770
Power supply	6,459	12,755	—	(16,307)	2,908
Data processing equipment	44,117	16,302	—	(25,466)	34,953
Other telecommunications peripherals	994	6,864		(4,279)	3,579

Total	47,364,693	8,499,924	60,577	(31,068)	55,772,971

Accumulated depreciation:
Buildings	775,565	125,681	28,226	(1,373)	871,647
Switching equipment	4,841,765	952,408		(9)	5,794,164
Telegraph, telex and data communication equipment	203,412	997	39	(11,067)	193,304
Transmission installation and equipment	3,698,314	902,224	21	(1,603)	4,598,914
Satellite, earth station and equipment	1,444,880	144,353	2,614	5,436	1,592,055
Cable network	5,710,518	1,475,138	11,383	(10,548)	7,163,725
Power supply	751,481	68,845	3,610	191	816,907
Data processing equipment	1,078,087	383,761	83	(9,899)	1,451,867
Other telecommunications peripherals	474,689	33,747	628	(825)	506,984
Office equipment	484,577	64,860	928	(932)	547,578
Vehicles	171,757	11,892	1,960	(132)	181,557
Other equipment	83,868	10,436			94,305

Total	19,718,913	4,174,343	49,491	(30,760)	23,813,004

Net Book Value	27,645,780				31,959,967

*) including property, plant and equipment of Napsindo, PII, Metra and AWI which were consolidated in 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

Most of the Company’s property, plant and equipment acquired up to January 1, 1979 and January 1, 1987 have been revalued in accordance with Decree No. 109/KMK.04/1979 dated March 27, 1979 of the Minister of Finance of the Republic of Indonesia and Government Regulation No. 45 of 1986, respectively. The revaluation increments of Rp86,787 million resulting from the 1979 revaluation and Rp381,908 million resulting from the 1987 revaluation were included within equity in 1984 and 1988, respectively.

Depreciation charged to operations amounted to, Rp1,909,126 million, Rp2,502,391 million and Rp3,259,121 million for period 2001, 2002 and 2003, respectively.

Interest capitalized into property under construction amounted to Rp7,543 million and Rp9,528 million in 2001 and 2002, respectively. Whilst in 2003 there is no interest capitalized into property under construction. Capitalization rates are the borrowing rates on debts incurred related to property under construction.

Foreign exchange gains (losses) capitalized as part of property under construction amounted to Rp8,887 million, Rp(27,568) million and nil for period 2001, 2002 and 2003, respectively.

Management believes that no impairment in the carrying amount of its assets has occurred.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2003-2032. Management believes that there will be no difficulty in the extension of the land-rights since all the parcels of land are supported by sufficient evidence of ownership.

Some of the Company’s land measuring 1,801,424 m2 is still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunications and the Ministry of Communication of the Republic of Indonesia. As of July 25, 2003, the transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

All of the Company’s property, plant and equipment, except land, were insured with various insurance companies against fire, theft and other possible risks for Rp68,339 million thousand at September 30, 2002 and Rp19,748 million and US$1,247 thousand at September 30, 2003. In addition, the Palapa B4 and Telkom-1 Satellite are insured for US$71,837 thousand and US$68,243 thousand at September 30, 2002 and at September 30, 2003, respectively. Management believes that the insurance coverage is adequate to cover possible losses on the assets insured.

All of the subsidiaries’ property, plant and equipment, except land, were insured against fire, theft and other possible risks. Management of the subsidiaries believes that the insurance coverage is adequate to cover possible losses on those assets.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

Year 2002

	January 1,				September 30,
	2002	Additions	Deductions	Reclassification	2002

	Rp	Rp	Rp	Rp	Rp
At cost:
Land	3,160	—	—	—	3,160
Buildings	23,952	—	225	—	23,727
Switching equipment	624,794	—	1,037	1	623,758
Transmission installation and equipment	107,558	—	—	—	107,558
Cable network	334,345	—	1,157	(1)	333,187
Other telecommunications peripherals	199,842	—	1,379	—	198,463

Total	1,293,651	—	3,798	—	1,289,853

Accumulated depreciation:
Land	1,146	119	—	—	1,265
Buildings	9,333	909	112	—	10,130
Switching equipment	322,455	33,326	570	—	355,211
Transmission installation and equipment	87,143	7,938	—	—	95,081
Cable network	221,034	21,203	679	3	241,561
Other telecommunications peripherals	199,806	—	1,379	(3)	198,424

Total	840,917	63,495	2,740	—	901,672

Net Book Value	452,734				388,181

Year 2003

	January 1,				June 30,
	2003	Additions	Deductions	Reclassifications	2003

	Rp	Rp	Rp	Rp	Rp
At cost:
Land	3,160	—	—	—	3,160
Buildings	23,727	—	—	—	23,727
Switching equipment	623,757	—	5,897	(3,256)	614,604
Transmission installation and equipment	107,558	—	9,416	(5,115)	93,027
Cable network	333,187	—	—	—	333,187
Other telecommunications peripherals	129,196	—	2,211	(500)	126,485

Total	1,220,585	—	17,524	(8,871)	1,194,190

Accumulated depreciation:
Land	1,265	118	—	—	1,383
Buildings	10,412	890	—	—	11,302
Switching equipment	362,209	32,806	5,897	(3,256)	385,862
Transmission installation and equipment	95,396	6,978	9,416	(5,115)	87,843
Cable network	242,471	21,403	—	—	263,874
Other telecommunication peripherals	129,196	—	2,211	(500)	126,485

Total	840,949	62,195	17,524	(8,871)	876,749

Net Book Value	379,636				317,441

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

Depreciation charged to operations amounted to Rp64,180 million, Rp63,495 million and Rp62,195 million as of September 30, 2001, 2002 and 2003, respectively.

The investors legally retain rights to the property, plant and equipment under revenue-sharing arrangements until the end of the revenue-sharing period.

The unearned income under revenue-sharing arrangements is as follows:

	2002	2003

	Rp	Rp
Gross amount	1,289,853	1,194,190
Accumulated amortization	(901,672)	(876,748)

Net	388,181	317,442

15.	INTANGIBLE ASSETS

	2002	2003

	Rp	Rp
Intangible assets	2,430,366	3,866,038
License — net	—	6,131
Amortized	(266,504)	(588,352)

Net	2,163,862	3,283,817

Movement of intangible assets during 2003 and 2002 is as follows:

	2002

	Intangible Assets		Goodwill

	Dayamitra	Pramindo	GSD	Indonusa	Total

	Rp	Rp	Rp	Rp	Rp
Beginning balance	1,344,013	895,137	106,348	—	2,345,498
Additions		—			—
Amortization	(140,245)	(13,032)	(28,359)		(181,636)
Impairment	—	—	—	—	—

Ending balance	1,203,768	882,105	77,989	—	2,163,862

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

	Intangible Assets			Goodwill

	Dayamitra	Pramindo	Awi	GSD	Metra	Napsindo	Total

	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Opening Balance	1,344,013	895,137	—	106,348	—	—	2,345,498
Additions	—	202,730	1,272,191	—	5,751	39,868	1,520,540
Amortization	(347,642)	(124,078)	(28,271)	(49,629)	(5,751)	(29,901)	(585,272)
Impairment	—	—	—	—	—	(3,080)	(3,080)

Ending Balance	996,371	973,789	1,243,920	56,719	—	6,887	3,277,686

15.	INTANGIBLE ASSETS (continued)

The intangible asset resulted from the acquisition of Dayamitra and Pramindo primarily represents the present value of Dayamitra’s and Pramindo’s share of projected Distributable KSO Revenue over the remaining KSO period. Goodwill resulted from the acquisition of GSD and Indonusa (see Note 2.c).

Total amortization of Rp268,788 million for the period ended September 30, 2003 was reported as other expense under “Other Income (Charges)” in the consolidated statements of income.

The license represents the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel. Amortization expense for this license during third quarter of 2003 amounted to Rp1,082 million.

16.	ESCROW ACCOUNT

Escrow accounts consist of the following:

a.	Dayamitra Escrow

This account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”), was established to facilitate the payment of the Company’s obligations under the Conditional Purchase Agreement and Option Agreement entered into with the selling shareholders of Dayamitra.

In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Future monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates and to maintain a minimum balance of US$14,343,750.

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed daily. The interest income earned is included as part of the escrow fund.

The remaining funds available will be transferred to the Company after all of the obligations to the Dayamitra transaction are satisfied

b.	PIN Escrow

This escrow account with JPMorgan Chase Bank (“PIN Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of PIN.

In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Escrowed funds earn interest at LIBOR minus 0.4% per annum, which is computed daily. The interest income earned will be included as part of the escrow fund.

17.	TRADE ACCOUNTS PAYABLE

	2002	2003

	Rp	Rp
Related parties
Purchases of equipment, materials and services	537,760	86,984
Payable to other telecommunications operator	427,162	327,089
Concession fees	197,787	254,199
Other		54,932

Total	1,162,709	723,204

Third parties
Purchases of equipment, materials and services	1,350,607	2,089,821
Payable to other telecommunication operator	377,753	145,908
Payable related to revenue-sharing arrangements	55,549	129,738

Total	1,783,909	2,365,467

Total	2,946,618	3,088,671

Trade accounts payable by currency are as follows:

	2002	2003

	Rp	Rp
Rupiah	2,170,670	3,020,286
United States Dollar	374,979	56,199
Euro	399,535	9,760
Great Britain Pound sterling	46	2,249
Singapore Dollar	147	177
France Franc	1,241	—

Total	2,946,618	3,088,671

18.	TAXES PAYABLE

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003

	Rp	Rp
Current tax (see Note 39)	1,210,280	860,342
Income tax
Article 21	25,065	106,945
Article 22	2,804	3,630
Article 23	50,391	28,823
Article 25	8,115	590,987
Article 26	822	26,601
Value Added Tax (“VAT”)	162,128	176,934

Total	1,459,605	1,794,262

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.	TAXES PAYABLE (continued)

The amount of VAT Output that has not been remitted to the State Treasury is reported in the taxes payable account. Based on a circular letter No. SE-48/PJ.3/1988 dated December 31, 1988, by the Director General of Taxation; the Company is not allowed to credit the VAT Input against the VAT Output. However, based on the letter from Director General of Taxation No. KEP-539/PJ/2000 dated December 29, 2000, the Company is able to credit the VAT Input against the VAT Output on taxable materials and or services acquired that are directly related to the Company’s operations, starting from January 1, 2001.

Pursuant to Decision Letter No. KEP-01/WPJ.07/KP.0105/2002 dated March 22, 2002, the Director General of Taxation has permitted the Company to pay taxes due on the cross-ownership transaction in nine monthly installments ending on December 25, 2002.

19.	ACCRUED EXPENSES

	2002	2003

	Rp	Rp
Early retirement benefits		374,876
Postretirement benefits	647,944	1,103,040
Salaries and employee bonuses	99,754	514,058
Interest and bank charges	288,724	314,260
General, administrative and marketing	177,132	214,734
Operation, maintenance and telecommunications services	286,755	327,334
Other	16,580	27,929

Total	1,516,889	2,876,231

Based on Board of Directors’ Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Accrued early retirement expenses as of September 30, 2003 represent the continued early retirement program, which will be implemented in 2003.

The accrual of other employee award and benefit was the present value of Company’s obligation which has promised to provide certain benefit to employees which have fulfilled the number of years service requirement, either during employees working period as well as after the employees severance.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20.	CURRENT MATURITY OF LONG-TERM LIABILITIES

	2002	2003

	Rp	Rp
Two-step loan	812,203	820,428
Liabilities for acquisition of subsidiaries	1,290,922	198,553
Supplier’s credit loan	92,649	254,335
Bank Loan	601,949	802,488
Bridging loan	23,387	50,517
Obligation under capital lease		—
Others		—

	2,821,110	2,126,321

21.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government of the Republic of Indonesia from overseas banks and a consortium of contractors, which are then re-loaned to the Company for various projects in telecommunications development.

The details of the two-step loans are as follows:

Creditors	Interest Rate	2002	2003

	(%)	Rp	Rp
Overseas banks	2.95 — 17.51	7,484,555	7,556,223
Consortium of contractors	3.20 — 17.51	319,499	269,512

Total		7,804,054	7,825,735
Current maturities		(812,203)	(820,428)

Long-term portion		6,991,851	7,005,307

Details of two-step loans obtained from overseas bank as of September 30, 2003 are as follows:

Currency	Interest Rate	Amount

	%	Rp
US Dollar	3,3% — 7,9%	3,017,615
Rupiah	11,85% — 14,90%	3,270,465
Yen	3,1% — 3,2%	1,343,668
Euro	7,33% — 8,50%	193,987

Total		7,825,735

The acquired loans are intended for the development of telecommunication infrastructure and supporting equipments. The loans are payable in semi-annual installments and they are due on various dates until 2025.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS (continued)

Detail of two-step loans obtained from consortium contractors as of September 30, 2003 is as follows:

	Interest Rate	2002	2003

	%	Rp	Rp
Rupiah	13,25 — 17,51	167,043	126,498
Yen	3,20	179,699	143,014

Total		346,742	269,512

The consortium of contractors consists of: Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The acquired loans were intended for the financing of second digital telephone exchange project. The loans are payable in semi-annual installments and they are due on various dates until March 15, 2015.

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date, plus 1%. Two-step loans which are payable on foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of September 30, 2003, the company has used all facilities of two-step loans and the withdrawal period of two-step loan has expired.

The schedule of the principal payments on the Company’s two-step loans as of September 30, 2003, is as follows:

Year	Total

Rp
2003	227,229
2004	842,578
2005	848,367
2006	747,022
2007	639,926
2008 - 2025	4,520,612

Jumlah	7,825,734

The Company should maintain financial ratios as follows:

a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-steps loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earning before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditure for loan originally from World Bank and ADB, respectively.

As of September 30, 2003 the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	SUPPLIERS’ CREDIT LOANS

The detail of suppliers’ credit loans is as follows:

	2002	2003

	Rp	Rp
Tomen	323,115	—
Cable & Wireless plc	52,885	265,081
Vendor credit	—	54,058

Total	376,000	319,139
Current maturities	(92,649)	(254,335)

Long-term portion	283,351	64,804

a.	Tomen

Dayamitra has entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, which is a shareholder of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears, since June 15, 1999.

Annual interest rates in 2002 ranged from 5.92% to 6.48%.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule; however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan.

b.	Cable and Wireless plc (“C&W plc”)

Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule; however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to shareholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

22.	SUPPLIERS’ CREDIT LOANS (continued)

c.	Vendor credit

1.	Agreement of materials and services procurement between DMT and vendor for drawing cable network in KSO VI, with the contract amounted Rp28,491 million. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount. As of September 30, 2003 the second Certificates of Acceptance has not been issued and the work is still in progress.

2.	Agreement for telecommunication facility development (PSTN Excellent) between the Company with vendor in Divre V Surabaya. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount.

The schedule of the required principal payments on the above loans as of September 30, 2003 is as follows:

Year	Total

Rp
2004	54,058
2005	—

Total	54,058

23.	BANK LOANS

a.	On October 5, 2001, Telkomsel entered into a Transferable Term Loan Agreement with Deutsche Bank AG, Jakarta Branch (as “Arranger” and “Facility Agent”) covering a loan facility amounting to Rp500,000 million obtained from banks (collectively “Lenders”) , as follows:

Name of bank	% of Loan Assigned	Amount

		Rp
PT Bank Central Asia, Tbk	38	190,000
PT Bank Lippo, Tbk	19	95,000
PT Bank Niaga, Tbk	19	95,000
PT Bank Bali, Tbk	10	50,000
Deutsche Bank AG, Jakarta	10	50,000
PT Bank Ekonomi Raharja	4	20,000

		500,000

The loan was obtained to finance Telkomsel’s working capital requirements. The loan bore interest at 3-months Certificates of Bank Indonesia plus 2%. The loan was settled on October 22, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

b.	The detail of bank loan as of September 30, 2003 is as follows:

		Total	Outstanding	Outstanding
Lender	Currency	facility	in original currency	(Rp million)

Hermes Kreditversicherungs AG	USD	23,400,000	1,915,823	16,122
SACE	USD	21,000,000	962,011	8,095
Bank Consortium (DBS Bank)	USD	4,000,000	2,220,000	18,681
Bank Consortium (DBS Bank)	IDR	90,000	40,806	40,806
Bank Central Asia	IDR	173,000	25,903	25,903
Hermes export facility	EUR	76,195,313	40,389,059	396,429
Citibank N.A.	USD	40,000,000	17,126,665	144,121
Bank Mandiri	USD	4,600,000	4,460,000	37,509
Asia Infotek (selling share holder AWI)	USD	196,970,275	196,970,275	1,657,505
	IDR	140,586	140,586	140,586
Standard CharteredBank (LC)	USD	25,000,000	12,783,059	107,569

Total				2,593,326
Current maturities of long term bank loan				802,488

Long term portion				1,790,838

c.	High Performance Backbone Loan

c.1.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank, N.A (“arranger”) and Citibank International plc (“agent”), which was guaranteed by an export credit of Hermes Kreditversicherungs AG, providing a total facility of US$23,400,000.

The facility was obtained as 85% source of fund for procurement and maintenance services in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement”.

Hermes, as guarantor, received commission fee of 8.4% of the total facility divided by 0.9125. This commission fee should be paid twice during the agreement period.

Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

As of September 30, 2003, the Company disbursed for US$1,916 thousand or equivalent Rp16,122 million of the total facility.

c.2.	On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to fund the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate. The loans are payable in twelve quarterly installments beginning January 2004. The loans will mature in October 2006.

As of September 30, 2003, the Company has drawn Rp25,903 million from the facility. Total principal outstanding As of September 30, 2003 is Rp25,903 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The loan facility from Bank Central Asia was unsecured.

23.	BANK LOANS (continued)

c.	High Performance Backbone Loan (continued)

c.3.	Loan agreement with Citibank N.A and Citibank International Plc

On April 10, 2002, the Company entered into Loan Agreement with Citibank N.A (as arranger) and Citibank International Plc (as agent) which is supported by export credit guarantee from Institutio per I Servizi Assicurativi del Commercio Estero (SACE Italy), with total facility amounted US$21,000 thousand. The facility obtained is used to finance 85% of source of procurement and maintenance service in Italy in relation to design, production, development, installation and trial test sub-system VI, as part of the high performance backbone. This facility was secured with Company’s asset in construction, which related with this loan in accordance with “Partnership Agreement”. As of September 30, 2003, the Company has utilized this facility amounted US$962,011 or equivalent Rp8,095 million. The interest for this facility was 4.14% per annum.

d.	Internet Protocol Backbone (“IP Backbone”) Loan

On February 25, 2002, the Company entered into a “Perjanjian Fasilitas Pembiayaan” with Bank DBS Indonesia (syndicated agent), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions and 6 (six) KSOs.

Amounts drawn in US Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter. Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA and Bukopin ‘s interest rates (the highest of 1,3,6 or 12 month time deposit rate) thereafter.

The loans are payable in eleven quarterly installments beginning September 2002. The loans will mature on March 15, 2005.

Total outstanding IP Backbone loans for Rupiah and US Dollars as of September 30, 2003 are Rp40,806 million and US$2,220 thousand (equivalent Rp18,681 million), respectively.

The Company pledged the assets under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No.17 dated February 25, 2002 of Notary Siti Amiretno Diah Wasisti Bagiono, SH on “Fiduciary Collateral”. The pledge has a maximum amount of US$14,587,525.20 and Rp401 million.

The schedule of the required principal payments on this IP Backbone loan as of September 30, 2003 is as follows:

Year	Total

Rp
2003	9,540
2004	38,158
2005	11,790

Total	59,488

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

d.	Internet Protocol Backbone (“IP Backbone”) Loan (continued)

Average interest rates for the HP Backbone and IP Backbone loans during 2003 were as follows:

2003

Rupiah	17.14% — 19%
USD	3.5% — 4.38%

Under the Loan Agreements for HP Backbone and IP Backbone, the Company should maintain quarterly financial ratios as follows:

1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1

3.	EBITDA to loan installment and interest payment should exceed 1.5:1

As of September 30, 2003, the Company complied with the above-mentioned ratios.

e.	J-Exim Loan

	2002	2003

Total outstanding amount	122,150	—
Current maturities	(122,150)	—

Long-term portion	—	—

This represents Dayamitra’s obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility has been fully drawn for US$35 million, which is repayable in five semi-annual installments of US$7 million commencing on March 25, 2001.

Interest charged to the outstanding principal at the rate of LIBOR plus 1% and is repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 ranged from 2.75 % to 3.58%.

On June 21, 1999, an agreement was entered into between Tomen and The Export-Import Bank of Japan (“J-Exim”) under which the loan and related security rights were assigned from Tomen to J-Exim.

f.	On July 12, 2002, Telkomsel entered into an Opening Letter of Credit and Trust Receipt Loan Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

The facility was obtained to finance Telkomsel’s capital expenditures in connection with procurement contracts with strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank’s cost of funds plus 2.5%, and will be matured on July 12, 2003. The facility is not collateralized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

As of September 30, 2003, the loan disbursement from the facility amounted US$23,500 thousand, and the outstanding balance of the loan as of September 30, 2003 amounted to US$6,652 thousand or equivalent to Rp55,077 million.

24.	BRIDGING LOAN

	2002	2003

	Rp	Rp
Total outstanding amount	104,885	76,243
Current maturities	(23,387)	(50,517)

Long-term portion	81,498	25,726

This loan is owed by Dayamitra to C&W plc under a bridging loan facility, which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2002 ranged from 5.42% to 5.98%.

C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loan. The security provided against the bridging loan facility consists of an assignment of KSO revenues; an assignment of bank accounts; a security interest in Dayamitra’s movable assets; an assignment of the Tomen construction contract; an assignment of proceeds from early termination of the KSO license by the Company; and an assignment of insurance proceeds.

Distributions to shareholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

The schedule of the required principal payments on this bridging loan as of September 30, 2003 is as follows:

Year	Total

Rp
2003	26,086
2004	49,649
2005	508

Jumlah	76,243

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	LIABILITY FOR ACQUISITION OF A SUBSIDIARY

This amount represents the Company’s non-interest bearing obligation to the selling shareholders of Dayamitra in respect to the Company’s acquisition of 90.32% of Dayamitra and to the selling shareholders of Pramindo in respect to the Company’s acquisition of 30% of Pramindo.

	2002	2003

	Rp	Rp
Dayamitra transaction
PT Intidaya Sistelindomitra	149,833	—
PT Mitracipta Sarananusa	102,998	—
Cable and Wireless plc	96,767	—
Unamortized deferred interest	—	—

	349,598	—

Pramindo transaction
France Cable et Radio	376,530	42,701
Astratel	329,463	37,364
Indosat	122,372	13,878
Marubeni	75,306	8,540
IFC — USA	28,240	3,203
NMP Singapore	9,413	1,068
Unamortized deferred interest	—	—

	941,324	106,753

Transaksi Aria West

Asia Infotek (kuasa selling shareholder)		852,716

Total	1,290,922	959,469
Current maturity — net of unamortized deferred interest	(1,290,922)	(91,800)

Long-term portion — net of unamortized deferred interest	—	867,669

Under the Conditional Sale and Purchase Agreement of Dayamitra, the amount due to Mitracipta will be paid to Intidaya and C&W plc proportionately based upon their ownership interest in Mitracipta.

26.	GUARANTEED NOTES AND BONDS

	2002	2003

	Rp	Rp
Guaranteed Notes	1,309,500	1,255,555
Bonds	1,000,000	979,957

	2,309,500	2,235,512

a.	Guaranteed Notes

In April 2002, (TSFL), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”). The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007. This Notes guaranteed by Telkomsel and will be due on April 30, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	GUARANTEED NOTES AND BONDS (continued)

a.	Guaranteed Notes (continued)

On April 23, 2002, TSFL entered into subscription agreements with UBS AG (“UBS”) whereby UBS agreed to subscribe and pay for the Notes at an issue price equal to 99.709% of the principal amount of the Notes, less any fees. TSFL has further authorized UBS to have the Notes listed on the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”).

Based on the “On-Loan Agreement” dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the Notes were lent to the Telkomsel at an interest rate of 9.765% per annum, payable on the same terms as above.

TSFL may, on the interest payment date due or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption. If only parts of the Notes are redeemed, the principal amount of the Notes outstanding after such redemption must be at least US$100 million.

On August 27, 2003 Telkomsel buying back its 10,000 Notes with par value of US$10 million.

As of September 30, 2003, the outstanding balance of the Notes and the unamortized portion of the discount are as follows:

	Foreign Currency	Rupiah Equivalent

	US$	Rp (million)
Principal	150,000,000	1,262,250
Discount	(795,603)	(6,695)

Net	149,204,397	1,255,555

b.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange. The bonds mature on July 15, 2007.

Before the date of redemption on outstanding amount of bonds, which should be paid by the Company, the Company should comply with all covenants or restrictions including maintain the consolidated financial ratio as follows:

1.	Debt service coverage ratio should exceed from 1.5:1

2.	Debt to equity ratio should not exceed from:

i.	3:1, for the period of January 1, 2002 to December 31, 2002

ii.	2.5:1, for the period of January 1, 2003 to December 31, 2003

iii.	2:1, for the period of January 1, 2004 to the date of bonds redemption

3.	Debt to EBITDA ratio should not exceed from 3:1

As of September 30, 2003, the Company is complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	MINORITY INTEREST IN SUBSIDIARIES

	2002	2003

	Rp	Rp
Minority interest in net assets of subsidiaries
PT Telekomunikasi Selular	2,252,959	3,195,449
PT Pramindo Ikat Nusantara	861,515	839,823
PT Infomedia Nusantara	36,655	49,484
PT Dayamitra Telekomunikasi	19,522	31,386
PT Napsindo Primatel Internasional		4,889
PT Pro Infokom Indonesia		2,838
PT Indonusa Telemedia	17,749	2,928
PT Graha Sarana Duta	2	3

Total	3,188,402	4,126,800

Minority interest in net income (loss) of subsidiaries
PT Telekomunikasi Selular	712,449	963,016
PT Pramindo Ikat Nusantara	261,787	174,858
PT Infomedia Nusantara	11,679	17,539
PT Dayamitra Telekomunikasi	12,500	10,016
PT Graha Sarana Duta	1	1
PT Napsindo Primatel Internasional		(5,724)
PT Pro Infokom Indonesia		(1,572)
PT Multimedia Nusantara		2,126
PT Indonusa Telemedia	(2,782)	(670)

Total	995,634	1,159,590

28.	CAPITAL STOCK

	2002

	Number of	Percentage	Total
Description	Shares	of Ownership	Paid-up capital

		%	Rp
Series A Dwiwarna share
State of the Republic of Indonesia	1	—	—
Series B shares
State of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
Public (below 5% each)	4,919,764,284	48.81	2,459,882

Total	10,079,999,640	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	CAPITAL STOCK (continued)

	2003

	Number of	Percentage	Total
Description	Shares	of Ownership	Paid-up capital

		%	Rp
Series A Dwiwarna share
State of the Republic of Indonesia	1	—	—
Series B shares
State of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.) c/o HSBC	879,723,798	8.73	439,862
The Bank of New York c/o Ban Mandiri	610,489,548	6.06	305,245
Public (below 5% each)	3,429,550,938	34.02	1,714,775

Total	10,079,999,640	100.00	5,040,000

As of September 30, 2002 and 2003, the Company’s commissioners, directors, and employees owned a total of 18,132,681 and 14,445,587 Company’s shares, respectively.

29.	ADDITIONAL PAID-IN CAPITAL

	2002	2003

	Rp	Rp
Proceeds from sale of 933,333,000 shares with par value of Rp2,050 per share through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.	TELEPHONE REVENUES

	2001	2002	2003

	Rp	Rp	Rp
Fixed lines
Local and domestic long-distance usage	3,788,174	4,783,398	5,285,625
Monthly subscription charges	804,298	1,218,938	1,506,697
Installation charges	78,730	116,089	163,448
Phone cards	12,247	26,895	24,867
Others	60,490	89,966	141,858

Total	4,743,939	6,235,286	7,122,495

Cellular
Air time charges	2,869,464	3,813,187	5,526,068
Monthly subscription charges	437,122	464,778	433,586
Connection fee charges	61,843	155,108	158,481
Features	427	819	3,158

Total	3,368,856	4,433,892	6,121,293

Total Telephone Revenues	8,112,795	10,669,178	13,243,788

31.	INTERCONNECTION REVENUES

	2001	2002	2003

	Rp	Rp	Rp
Cellulars	903,490	1,338,900	2,172,709
International	167,224	214,978	107,252
Other	40,836	667,413	914,362

Total	1,111,550	2,221,291	3,194,323

32.	REVENUE UNDER JOINT OPERATION SCHEMES

	2001	2002	2003

	Rp	Rp	Rp
Minimum Telkom Revenues	1,105,650	767,590	493,117
Share in Distributable KSO Revenues	543,188	446,745	361,149
Amortization of unearned initial investor payments under Joint Operation Schemes	8,006	611	4,007

Total	1,656,844	1,214,946	858,273

Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages. The agreed percentages for revenue distribution between the Company and KSO Investors was 35%:65% for KSO VII and 30%:70% for KSO III and KSO IV.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33.	DATA AND INTERNET REVENUES

	2001	2002	2003

	Rp	Rp	Rp
SMS	114,854	642,146	1,489,708
Internet	43,112	179,829	342,415
Voice over Internet Protocol	33,291	129,070	258,511
Communication Data	34,963	122,917	59,835

TOTAL	226,220	1,073,962	2,150,469

34.	NETWORK REVENUE

	2001	2002	2003

	Rp	Rp	Rp
Satellite transponder lease	161,828	146,902	190,369
Leased lines	124,333	77,869	139,587

TOTAL	286,161	224,771	329,956

35.	REVENUE SHARING ARRANGEMENT REVENUES

	2001	2002	2003

	Rp	Rp	Rp
Revenue-Sharing Arrangement Revenue — Net	133,801	127,624	127,747
Amortization of Unearned Revenue	62,245	79,863	63,696

TOTAL	196,046	207,487	191,443

36.	OPERATING EXPENSES — PERSONNEL

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002	2003

	Rp	Rp	Rp
Salaries and related benefit	680,493	883,900	1,042,756
Vacation pay, incentives and other benefit	216,566	522,457	760,715
Severance	—	191,476	202,312
Net periodic postretirement benefit cost	70,081	166,764	49,297
Employee income tax	78,889	154,013	323,277
Net periodic pension cost	140,815	141,741	515,661
Housing	74,154	80,893	104,304
Medical	54,912	5,472	6,486
Uniform Expenses	13,333	18,442	28,986
Employees’ benefits & insurance	15,370	19,260	28,201
Employees award	12,280	17,541	119,775

Total	1,356,893	2,201,959	3,181,770

37.	OPERATING EXPENSES — OPERATION, MAINTENANCE AND TELECOMMUNICATIONS SERVICES

	2001	2002	2003

	Rp	Rp	Rp
Operation and maintenance	409,648	823,752	1,184,624
Distributors’ and telephone kiosks’ commissions	390,135	—	—
Radio frequency usage charges	65,817	210,726	312,401
Electricity, gas and water	107,481	173,556	233,471
Rent of infrastructure	138,714	140,198	235,414
Cost of phone cards	73,218	128,160	123,568
Concession fees	85,787	124,587	248,771
Insurance	49,701	106,825	151,099
Leased lines	56,617	99,464	72,867
Travel	11,362	14,637	21,681
Others	61,151	17,728	5,415

Total	1,449,631	1,839,633	2,589,311

Based on Director Decree No KD.01/HK.220/OPSAR — 33/2002 dated January 16, 2002, special tariff for phone kiosks was between 70%-80% of general tariff, had applied effectively since January 1, 2002 and would have been collected in February 2002.

38.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002	2003

	Rp	Rp	Rp
Provision for doubtful accounts and inventory obsolescence	236,983	322,300	200,095
Professional fees	234,441	214,630	129,537
Collection expenses	123,448	166,604	205,350
Training, education and recruitment	102,477	103,955	105,320
Travel	70,418	86,626	105,831
Security and screening	29,429	59,170	81,386
Printing and stationery	27,838	33,664	36,871
Social contribution	5,845	21,841	8,104
Meetings	19,370	23,241	29,843
General expense	8,119	19,158	16,771
Research and development	24,331	14,188	7,074
Others	19,600	35,172	33,077

Total	902,299	1,100,549	959,259

The provision for doubtful accounts included the provision for the MTR and share in distributable KSO revenues receivable from the KSO III amounted Rp214,937 million. As of 31 July, 2003, since the buy-out of KSO Unit III (acquisition 100% of AWI shares) complete, the recognized provision for doubtful accounts were recovered in fourth-quarter of 2002 (see Note 8).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	INCOME TAX

Tax expense of the Company and its subsidiaries consists of the following:

	2001	2002	2003

	Rp	Rp	Rp
Current tax	1,702,768	2,186,318	2,920,463
Deferred tax expense/(benefit)	(143,446)	17,310	6,010

Total	1,559,322	2,203,628	2,926,473

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	INCOME TAX (continued)

a.	Current Tax

A reconciliation between income before tax from the consolidated statements of income and taxable income is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Pretax income	5,530,357	10,767,719	8,610,726
Minority interest	(942,992)	(1,959,933)	(2,712,558)
Preacquisition loss of subsidiaries	—		(152,700)

	4,587,365	8,807,786	5,745,468

Temporary differences:
Provision for doubtful accounts	145,108	209,617	136,484
Depreciation of property, plant and equipment	181,220	162,024	1,599,438
Provision of compensation for early retirement			(340,008)
Provision for inventory obsolescence	36,724	8,965	(3,215)
Timing difference of KSO Units	5,227	5,659	8,098
Amortization of landrights	(1,566)	(1,925)	(98,882)
Equity in net income of associated companies	87,698	270,111	(108,832)
Net periodic pension costs	39,137	(199,542)	(350,864)
Realization of compensation for early retirement		(140,000)	—
Receivable written off			(267)
Gain on sale of property, plant and equipment	(12,206)	(12,637)	(7,524)
Amortization of intangible asset	(9,931)	—	—
Amortization of deferred stock issuance costs	(4,486)	(3,364)	(13,457)
Inventory written off		—	(124)

Total	466,925	298,908	820,847

Nondeductible expenses (nontaxable income):
Net periodic postretirement benefit cost	139,737	14,107	101,739
Amortization of intangible assets & deferred interest	—	172,876	333,805
Depreciation of property, plant and equipment under Revenue-Sharing Arrangements	64,180	63,495	62,195
Repairs and maintenance on leased land/buildings	22,944	21,716	3,508
Employees’ benefits	29,301	48,217	464,341
Nondeductible expenses of KSO Units	9,225	6,997	21,726
Share in net income of subsidiaries	(1,210,085)	(4,673,106)	(2,538,047)
Interest income	(412,363)	(293,185)	(190,308)
Income from land/building rental	(44,465)	(29,527)	(5,280)
Amortization of unearned income on Revenue-Sharing Arrangements	(62,245)	(79,462)	(57,942)
Gain on sale of Telkomsel’s shares	5,411	—	—
Loss on sale of Lintas Artha’s shares	—		—
Reversal of unrealized share in Telkomsel’s net income	—	—
Tax penalty	—	—
Others	19,213	71,240	637,200

Total	(1,439,147)	(4,676,632)	(1,167,063)

Total taxable income of the Company	654,228	(341,887)	5,399,252

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	INCOME TAX (continued)

a.	Current Tax (continued)

The details of current taxes payable are as follows:

	2001	2002	2003

	Rp	Rp	Rp
Current tax expense of the Company	1,084,364	1,329,001	1,619,758

Total	1,084,364	1,329,001	1,619,758

Less prepaid taxes
Income tax
Article 22	1	2	14,999
Article 23	35,455	34,308	99,809
Article 24			—
Article 25	520,910	582,179	774,844
Fiscal	190	641	280

Total	556,556	617,130	889,932

Current tax payable of the Company	527,808	711,871	729,827
Tax repayable (article 29) in 2001		140,692	83,152
Subsidiaries	1,083,797	357,717.00	47,364

Total	1,611,605	1,210,280	860,343

Current tax expense in the consolidated statements of income is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Company	1,084,364	1,329,001	1,619,758
Subsidiaries	618,404	857,317	1,300,705

Total	1,702,768	2,186,318	2,920,463

The taxable income and current tax payable of the Company for 2001 and 2002 are in accordance with the corporate tax returns filed with the Tax Service Office.

In 2002, the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 million and 19,568 million, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	INCOME TAX (continued)

b.	Deferred Tax

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

	January 1,	Movements	September 30,
	2003	for the year	2003

	Rp	Rp	Rp
The Company
Deferred tax assets:
Allowance for doubtful accounts	271,357	42,575	313,932
Allowance for inventory obsolescence	11,695	(1,001)	10,694
Unrealized of early retirement benefit	214,465	(102,002)	112,463
Decline in value of investments	—	—	—
Deferred stock issuance costs	4,037	(4,037)	—
Landrights	28,987	(29,665)	(678)

Total deferred tax assets	530,541	(94,130)	436,411

Deferred tax liabilities:
Depreciation of property, plant and equipment	(1,450,784)	477,574	(973,210)
Long-term investments	32,650	(30,779)	1,871
Net periodic pension costs	—	(104,541)

Total deferred tax liabilities	(1,418,134)	342,254	(971,339)

Net deferred tax liabilities — Company	(887,593)	248,124	(534,928)

Subsidiaries
Deferred tax assets:
Loss carryovers	16,254	(16,254)	—
Allowance for doubtful accounts and inventory obsolescence	54,673	52,159	106,832
Provision for early retirement benefit	2,292	1,081	3,373
Interest on obligations under capital lease	(308)	(302)	(610)

Total deferred tax assets	72,911	36,684	109,595

Deferred tax liabilities:
Depreciation of property, plant and equipment	(675,803)	(269,500)	(945,303)
Amortization of prepaid expenses	(21,618)	(21,258)	(42,876)
Amortization of unearned initial investor payments	(2,833)	794	(2,039)
Rental expense	—	—	—
Net periodic pension costs	(2,194)	(2,158)	(4,352)
Unamortized Intangible Assets	(4,079)	103	(3,976)
Capital leases			—

Total deferred tax liabilities	(706,527)	(292,019)	(998,546)

Net deferred tax liabilities — subsidiaries	(633,616)	(255,335)	(888,951)

Total	(1,521,209)	(7,211)	(1,423,879)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.	INCOME TAX (continued)

b.	Deferred Tax (continued)

Reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Income before tax per consolidated statements of income	5,530,357	10,767,719	8,610,726
Minority interest in subsidiaries’ income before tax	(942,992)	(1,959,933)	(2,712,558)
Preacquisition loss of subsidiaries	—	—	(152,700)

Income before tax of the Company	4,587,365	8,807,786	5,745,468

Tax expense at effective tax rates:
10% x Rp50 million in 2001 and 2002 and 2003	5	5	5
15% x Rp50 million in 2001 and 2002 and 2003	8	8	8
30% x Rp4,487,365 million in 2001, Rp8,707,786 million in 2002 and Rp5,645,468 million in 2003	1,376,180	2,642,306	1,723,610

Total	1,376,193	2,642,319	1,723,623

Tax effect of nontaxable income (nondeductible expenses):
Share in net income of subsidiaries	(363,026)	(1,401,932)	(761,414)
Interest income	(123,708)	(87,956)	(57,092)
Income from land/building rental	(13,340)	(8,858)	(1,584)
Amortization of unearned income under Revenue-Sharing Arrangements	(18,674)	(23,839)	(17,383)
Net periodic postretirement benefit cost	41,921	4,232	30,522
Amortization of intangible assets	—	51,863	100,142
Depreciation of property, plant and equipment under Revenue-Sharing Arrangements	19,254	19,049	18,659
Repairs and maintenance on leased land/buildings	6,884	6,515	1,052
Employees’ benefits	8,790	14,465	139,302
Nondeductible expenses of KSO Units	2,768	2,099	6,518
Underpaid Corporate Income Tax	1,623	—
Amortization of deferred interest			—
Tax penalty
Reversal of unrealized Telkomsel’s net income
Loss on sale of Lintas Arta
Others	5,764	21,372	191,160

Total	(431,744)	(1,402,990)	(350,118)

Tax expense of the Company	1,807,937	4,045,309	1,373,505
Tax expense of the Subsidiaries	614,873	964,299	1,552,969

Total Tax Expense	1,193,064	3,081,010	2,926,474

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40.	BASIC EARNINGS PER SHARE

Net income per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2001, 2002 and 2003.

The Company does not have potentially dilutive ordinary shares.

41.	CASH DIVIDENDS AND GENERAL RESERVE

i.	Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 17 dated May 10, 2001 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

ii.	Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 16 dated June 21, 2002 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,011 million for general reserves.

iii.	Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 173/V/2003 dated May 9, 2003 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, social contribution fund Rp 20,863 million and appropriated Rp813,664 million for general reserves.

42.	PENSION PLAN

a.	The Company

The Company provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. The plan is managed by Dana Pensiun Telkom, whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. S.199/MK.11/1984 dated April 23, 1984.

The Pension Fund’s main sources of funds are the contributions from the employees and the Company. The employees’ contribution is 8.4% of basic salary. The Company contributes any remaining amount required to fund the plan.

To increase the pension benefits, the Company has increased the basic salaries of active employees by 50% effective August 1, 2000.

The Company doubled pension benefits for employees above 56 years of age, deceased employees or employees with physical defects. The increase applies to employees still in active service on July 1, 2002. The Company also increased pension benefit of employees who retired prior to August 1, 2000 by 50% effective January 1, 2003

Pursuant to the Annual General Meeting of Stockholders and the Board of Commissioners meeting, the stockholders and Board of Commissioners approved a 15% increase in the pension benefit for pensioners and an increase in the basic salary of active employees effective January 1, 1999.

The Company’s contributions to the pension fund amounted to Rp70,144 million, Rp155,079 million and Rp321,496 million for the years ended 2001, 2002 and 2003, respectively. The pension contribution of KSO Units during 2003 amounted to Rp34,400 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION PLAN (continued)

a.	The Company (continued)

The composition of the net periodic pension cost charged to income for the Company’s plan (excluding those of KSO Units) is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Return on plan assets	(199,743)	(257,341)	(356,664)
Interest cost	207,808	313,533	403,347
Amortization and deferral — net	54,333	(30,593)	(132,348)
Increase in amortization of prior service cost	31,095	66,590	66,591
Service cost (benefits earned during the year)	(31,493)	74,575	46,071

Net periodic pension cost	62,000	166,764	26,997

The pension cost attributable to the KSO Units amounted to Rp22,059 million, Rp34,076 million and Rp43,246 million as of September 30, 2001, 2002 and 2003, respectively.

The funded status of the plan as of September 30, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

	Rp	Rp	Rp
Vested benefits	1,594,178	1,651,347	—

Accumulated benefit obligation	1,790,885	1,851,620	—

Projected benefit obligation	(2,209,592)	(2,289,134)	(4,725,838)
Plan assets at fair value	2,091,721	2,571,714	3,716,574

Projected benefit obligation (in excess of ) less than plan assets	(117,871)	282,580	(1,009,264)
Unamortized net amount resulting from changes in plan experience and actuarial assumptions	(363,314)	(632,536)	(615,296)
Unamortized prior service cost	284,838	224,383	1,723,412
Unrecognized net obligation at the date of initial application of PSAK No. 24	234,793	206,159	148,891
Accrued pension cost before adjustment	8,172	46,725

Prepaid (accrued) pension cost	46,618	127,311	247,743

Plan assets consist mainly of Rupiah time deposits.

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the remaining average future working lives of active employees. This was 17.2 years, starting from January 1, 1992.

The actuarial valuations for the pension plan as of September 30, 2001, 2002 and 2003 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method with the following assumptions:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	PENSION PLAN (continued)

a.	The Company (continued)

	2001	2002	2003

	%	%	%
Discount rate	13	13	13
Expected long-term rate of return on Pension Fund assets	13	13	15
Salary growth rate	6	6	6
Defined benefits growth rate	—	—	—

b.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. The plan is managed by PT Asuransi Jiwasraya, a state-owned life insurance company. The employees contribute 5% of their basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

The composition of the net periodic pension cost is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Service cost	1,685	3,141	3,560
Net amortization and deferral	(707)	(1,552)	(1,869)

Net periodic pension cost	978	1,589	1,691

PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, prepared the actuarial valuations for 2001, 2002 and 2003, using the “Projected-Unit-Credit” method with the following assumptions:

Discount rate	12%
Salary growth rate	10%
Expected long term return on assets	12%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	PENSION PLAN (continued)

b.	Telkomsel (continued)

The funding status of the plan as of September 30, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Vested benefits	1,651	3,226	3,516

Accumulated benefit obligation	6,153	8,072	8,796

Projected benefit obligation	15,001	20,927	24,191
Plan assets at fair value	19,546	27,919	29,050

Excess of plan assets over projected benefit obligation	4,545	6,992	4,859
Unrecognized past service cost	3,207	3,135	3,075
Unrecognized experience adjustment	(3,482)	(2,813)	(2,311)

Prepaid pension cost	4,270	7,314	5,623

The unrecognized net obligation at the date of initial application of PSAK No. 24 is being amortized over the estimated average remaining service period of active employees of 18.87 years as of September 1, 1999.

c.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The Company’s contributions to the pension fund amounted to Rp85 million, and Rp93 million for the years ended 2002, and 2003, respectively.

Pension benefit cost is calculated based on the actuarial valuations from PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide dated September 5, 2002 using the “Projected-Unit-Credit” method with the following assumptions:

Discount rate	10%
Salary growth rate	5%
Mortality rate	Mortality rate in Indonesia
Retirement age	55 years

Plan assets of pension fund were maintained by Dana Pensiun Infomedia Nusantara. As of September 30, 2003, the funded status of the plan was as follows:

Fair Value of plan assets	3,212
Projected benefit obligations	(2,364)

Projected benefit obligation less than plan assets	848

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	PENSION PLAN (continued)

d.	Pramindo

Before acquisition, Pramindo participated in a defined benefit multi-employers pension scheme (“the scheme”) that covers substantially all Indonesian employees of Pramindo. The scheme provides for benefits to be paid to eligible employees at retirement based primarily upon the number of years with Pramindo and average remuneration during the last three years before retirement. The scheme is funded through contributions made by the related employees (3.2% of basic salary) and Pramindo to Dana Pensiun Astra (“the Fund”).

The establishment of the fund was approved by the Ministry of Finance No. KEP-038/KM.17/1996 of February 6, 1996 and published in Supplement No. 19 to State Gazette No. 26 of March 5, 1996.

After the closing date of acquisition, all Pramindo’s employees were terminated and replaced by the Company’s employees seconded to Pramindo before August 15, 2002. All the Company’s seconded employees are participants in the Company’s Pension Fund Program.

Pramindo did not apply the accounting policy regarding provision for settlement of employee termination and severance payment, gratuity, and indemnity in accordance with the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000, due to Pramindo’s employees were registered in the Company’s Pension Fund Program. Management believes that the effect of not applying this accounting policy is not significant.

43.	POSTRETIREMENT BENEFITS

The Company provides a postretirement health care plan for all of its pensioners who have worked for over 20 years and to their eligible dependents. The requirement of working for over 20 years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

The Company accounts for the cost of the benefits over the working lives of its employees based on actuarial computations similar to those provided by Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (“SFAS 106”), of U.S. GAAP. The transition obligation at the date of initial application was Rp524,250 million and is being amortized over 20 years commencing January 1, 1995.

The Company’s contributions to YKPT amounted to Rp120,666 million, nil and Rp99,470 million as of September 30, 2001, 2002 and 2003, respectively.

The composition of the net periodic postretirement benefit cost (excluding those of KSO Units) is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Return on plan assets	(36,815)	(37,202)	(42,197)
Service cost	26,084	28,456	37,137
Interest cost	134,500	145,301	258,776
Amortization of unrecognized transition obligation	20,738	13,107	283,242
Amortization of prior service cost	(3,692)	(7,921)	(30,653)

Net periodic postretirement benefit cost	140,815	141,741	506,304

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POSTRETIREMENT BENEFITS (continued)

Cost of postretirement benefits attributable to the KSO Units amounted to Rp13,236 million, Rp14,349 million and Rp14,349 million as of September 30, 2001, 2002 and 2003, respectively.

The actuarial valuations for the postretirement benefit plan as of September 2001 and 2002 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.

The calculation for 2002 still in progress by PT Daya Mandiri, the assumption utilized will be different since management changes its policy in relation with the efficiency of postretirement expense commencing 2004. The liability balance as of September 30, 2003 is a temporary assessment with alternative claim cost approximately 13%.

The method used for calculation is projected-unit-credit” method and the following assumptions:

	2000	2001	2002

	%	%	%
Discount rate	13	13	13
Expected long-term rate of return of YKPT assets	13	13	13
Cost trend rate	13	10	10

The funded status of the plan as of September 30, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

	Rp	Rp	Rp
Accumulated postretirement benefit obligation
Retirees	713,646	728,265	1,847,614
Other fully eligible plan participants	116,807	179,534	194,835
Other active plan participants	551,411	607,262	659,016

Total	1,381,864	1,515,061	2,701,465
Plan assets at fair value	(317,694)	(345,148)	(374,445)

Unfunded postretirement benefit obligation	1,064,170	1,169,913	2,327,020
Unrecognized prior service cost	36,898	43,258	35,576
Unrecognized transition obligation	(275,229)	(340,759)	(291,898)
Unrecognized net loss	(356,289)	(224,468)	(1,315,372)

Accrued postretirement benefit cost	469,550	647,944	755,326

A 1% increase in the cost trend rate would increase service cost and interest cost, and accumulated postretirement benefit obligation as of September 30, 2001, 2002 and 2003 as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002	2003

	Rp	Rp	Rp
Service cost and interest cost	248,906	303,666	425,693
Accumulated postretirement benefit obligation	1,313,220	1,602,128	3,173,873

44.	TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. The following transactions with related parties have been conducted under terms and conditions, which the Company believes are the same as if these were conducted with third parties:

a.	Government of the Republic of Indonesia

i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority shareholder.

ii.	The Company and its subsidiary pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia. Concession fees amounted to Rp79,876 million, Rp124,587 million and Rp248,771 million as of September 30, 2001, 2002 and 2003, respectively. Concession fees reflected 1.3%, 1.6% and 2.4% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively. Radio frequency usage charges amounted to Rp65,298 million, Rp210,726 million and Rp312,401 million as of September 30, 2001, 2002 and 2003, respectively. Radio frequency usage charges reflected 1.1%, 2.7%, and 3.0% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

b.	Commissioners and Directors Remuneration

i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp3,568 million, Rp6,477 million, and Rp10,204 million as of September 30, 2001, 2002 and 2003, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp11,536 million, Rp21,005 million, and Rp36,948 million as of September 30, 2001, 2002 and 2003, respectively, which reflected 0.2%, 0.3%, and 0.4% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

c.	Indosat

The Company has an agreement with Indosat, a majority state-owned international telecommunications services company, for the provision of international telecommunication services to the public.

The principal matters covered by the agreement are as follows:

i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

44.	TRANSACTIONS WITH RELATED PARTIES (continued)

c.	Indosat (continued)

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunications of the Republic of Indonesia.

The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation.

Pursuant to the Ministry of Communication Decree regarding the transfer of license of Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

The Company’s compensation relating to leased lines/channel services, such as IBS, AVD and printers is calculated at 15% of Indosat’s revenues from such services.

Indosat also leases circuits from the Company to link Jakarta and Medan.

The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses, which are fixed at a certain amount per record.

Telkomsel, a subsidiary, also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.	Telkomsel’s GSM mobile cellular telecommunications network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges.

iii.	Billings for international calls made by customers of GSM mobile cellular telecommunications are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue although billings to customers have not been collected.

iv.	The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expires on February 28, 2003 Telkomsel is still under negotiation. In the interim, interconnection revenue is charged based upon the previous agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The Company and its subsidiary earned net interconnection revenues from Indosat Rp169,230 million, Rp172,018 million and Rp922,030 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 1.5%, 1.2%, and 4.6% of total operating revenues as of September 30, 2001, 2002, 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	TRANSACTIONS WITH RELATED PARTIES (continued)

c.	Indosat (continued)

Telkomsel also has an agreement for the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp13,372 million, Rp12,703 million and Rp249,738 million as of September 30, 2001, 2002, 2003, respectively, reflecting 0.13%, 0.12%, and 2.4% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

Other agreement between Telkomsel and Indosat are as follows :

i.	Development and maintenance for Jakarta-Surabaya cable system agreement (“J — S Cable System”).

Telkomsel, Lintasarta, Satelindo and Indosat (“the parties”) entered into Development and Maintenance for Cable System Agreement. The parties form a management committee consisting of a chief and a representative of respective part, to direct the development of cable system was completed in 1998. Based on the agreement, Telkomsel shares 19.325% of total development cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat with respect to the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel awarded granted an irrevocable right to use the certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying a compensation amounting to US$2,727,273. Beside the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance cost amounting to US$136,364.

iii.	Indosat, on behalf of IM3, on 1 November 2001 entered into interconnection agreement with Telkomsel which agreeing the followings:

—	Telkomsel’s GSM celluler mobile network cancelled to IM 3’s network, that enable Telkomsel’s customer to make or receive a call from or to IM 3’s customers.

—	Supply and installation of interconnection tools needed is Telkomsel’s responsible.

—	The agreement is effective since the signing date and extendable as long as agreed by both parties.

Based on the amendment upon the above agreement, on December 14, 2001, Telkomsel’s customers is able to send and receive short message services from IM3’s customers.

The Company and its subsidiary incurred net interconnection costs from IM3 of Rp24,909 million as of September 30, 2003 and earned net interconnection revenue from IM3 of Rp250,104 million in 2003.

d.	Satelindo

The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

i.	Interconnection of the Company’s PSTN with Satelindo’s international gateway exchange, enabling the Company’s customers to make outgoing or receive incoming international calls through Satelindo’s international gateway exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

ii.	Billings for the international telecommunications services used by domestic customers through Satelindo’s international gateway exchange will be handled by the Company.

44.	TRANSACTIONS WITH RELATED PARTIES (continued)

d.	Satelindo (continued)

The Company also has an agreement with Satelindo for the interconnection of Satelindo’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Satelindo’s customers.

Interconnection revenues earned from Satelindo were Rp212,095 million, Rp329,523 million and Rp1,094,465 million as of September 30, 2001, 2002 and 2003, respectively, which reflecting 1.8%, 2.2%, and 1.5% of total operating income as of September 30, 2001, 2002 and 2003, respectively.

The Company leases international circuits from Satelindo. Payment made in relation to the lease expense amounted to Rp28,111 million, Rp32,222 million and Rp20,369 million in 2001, 2002 and 2003, respectively, which reflecting 0,27%, 0.31%, and 0.2% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo’s establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company’s satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta, which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,214 million in 1995 and the remaining Rp25,809 million has not been paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

e.	The Company provides telecommunication services to Government agencies.

f.	The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company’s Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp89,469 million, Rp44,108 million and Rp16,028 million as of September 30, 2001, 2002 and 2003, respectively, which reflecting 0.45%, 0.22%, and 0.08% of total operating revenues as of September 30, 2001, 2002 and 2003, respectively.

g.	The Company provides leased lines to associated companies and Indosat’s subsidiaries — CSM, Lintasarta, Satelindo, Komselindo, Excelcomindo Pratama, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies permanently or temporarily for telephone, telegraph, data, telex, facsimile or other telecommunications services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Revenue earned from these transactions amounted to Rp19,764 million, Rp199,673 million and Rp25,622 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.1%, 1%, and 0.13% of total operating revenues as of September 30, 2001, 2002 and 2003.

44.	TRANSACTIONS WITH RELATED PARTIES (continued)

h.	The Company provides a data communication network system for Lintasarta — an Indosat subsidiary and operates a telemetry tracking and command station for PSN — an associated company. Revenues earned by the Company from these transactions amounted to Rp18,137 as of September 30, 2001, whilst as of September 30, 2002 and 2003 was nil, reflecting 0.2%, 0%, and 0% of total operating revenues as of September 30, 2001, 2002 and 2003.

i.	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT Inti”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika which is an associated company of Dana Pensiun Telkom, Telekomindo and PT Bangtelindo which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp100,459 million, Rp154,808 million and Rp69,412 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.97%, 1.49%, and 0.67% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

j.	Inti is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from PT Inti as of September 30, 2003 amounted to Rp66,936 million.

k.	The Company and its subsidiary carry insurance (on their property, plant and equipment against property losses and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp83,945 million, Rp114,808 million and Rp126,035 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.81%, 1.1%, and 1.21% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

l.	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company.

m.	The Company has revenue-sharing arrangements with Telekomindo, an associated company prior to the swap share with Telesera at the end of 2001. Revenues earned under these arrangements amounted to Rp6,007 million, Rp4,460 million and Rp577 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.03%, 0.02%, and 0.002% of total operating revenues as of September 30, 2001, 2002 and 2003, respectively.

n.	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp8,361 million, Rp52,272 million and Rp2,244 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.3%, 0.6%, and 0.1% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

o.	The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp73,094 million, Rp128,160 million and Rp79,302 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 1.1%, 2.9%, and 1.3% of total operating expenses as of September 30, 2001, 2002 and 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	TRANSACTIONS WITH RELATED PARTIES (continued)

p.	In 1991, the Company granted loans to Koperasi Telekomunikasi (“Koptel”) amounting to Rp1,000 million to support Koptel’s activities in providing housing loans to the Company’s employees. The balance of the loans amounted to Rp100 million as of September 30, 2002 and Rp100 million as of September 30, 2003.

q.	The Company and its subsidiary earned interconnection revenues from Komselindo, Excelcomindo Pratama, Metrosel, Mobisel, Ratelindo, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp229,209 million, Rp270,039 million and Rp692,350 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 1.15%, 1.35%, and 3.4% of total operating revenues as of September 30, 2001, 2002 and 2003, respectively.

r.	In addition to revenues earned under the KSO Agreement (see Note 46), the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp43,753 million, Rp68,329 million and Rp18,113 million as of September 30, 2001, 2002 and 2003, respectively, reflecting 0.3%, 0.5%, and 0.1% of total operating revenues as of September 30, 2001, 2002 and 2003.

s.	The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and YKPT (see Note 42 and 43).

The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

Presented below are balances of accounts with related parties:

a.	Cash and cash equivalents (see Note 6)

b.	Temporary investments (see Note 7).

c.	Trade accounts receivable (see Note 8).

	2002	2003

	Rp	Rp
d. Other accounts receivable
KSO Units	20,191	112,585
State-owned banks (interest)	1,210	32
Government Agencies	—	3,044
Employees	309	9,158
Others	12,098	72

Total	33,808	124,891

e. Advances and other noncurrent assets
PT Indonusa	5,000	—

Total	5,000	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	TRANSACTIONS WITH RELATED PARTIES (continued)

	2002	2003

	Rp	Rp
f. Trade accounts payable
Government agencies		253,983
KSO Units		19,189
Indosat		135,957
Excelcomindo		117,032
Satelindo		104,701
Koperasi Pegawai Telkom		10,584
PT Quantum		1,950
Employees	90,306
Perusahaan Listrik Negara		1,072
PSN		5,787
STB Garuda		3,813
Inti		23,400
PT Sandhy Putra Makmur		794
Dapentel & Yakes		1,320
Others		3,075

Total	90,306	682,657

g. Other accounts payable
Employees	1,306	91,567
Taspen	139

Total	1,445	91,567

h. Accrued expenses
Yayasan Kesehatan Pegawai Telkom	647,944	709,090
Government Agencies	2,594	135,726
Employees	59,718	726,792
State-owned banks	202,128
PT Asuransi Jasa Indonesia	14,355	17,168

Total	926,739	1,588,776

i. Deposits
Government agencies	123,461	70,975

KSO Unit	364,269	830,431
	487,730	901,406

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION

The Company and its subsidiaries have two reportable segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunications services (including among others, leased lines, telex, transponder, satellite, and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services.

In relation with Telkomsel acquisition as described in Note 2, The management has presented segment information based on fixed line and cellular.

				Total		Total
	Fixed			Before		After
	Line	Cellular	Other	Elimination	Elimination	Elimination

2002	Rp	Rp	Rp	Rp	Rp	Rp
Revenue from external customers	8,743,605	5,343,742	1,535,870	15,623,217	—	15,623,217
Intersegment revenue	9,802	208,061	5,790	223,653	223,654	—
Interest income	293,187	139,871	19,114	452,172	—	452,172
Interest expense	1,039,071	189,594	60,663	1,289,328	—	1,289,328
Depreciation and amortization expense	1,627,929	677,789	260,168	2,565,886	—	2,565,886
Equity in net income (loss) of associated companies	1,496,911	—	—	1,496,911	1,507,020	(10,109)
Segment result before tax	8,807,785	2,889,718	577,236	12,274,739	1,507,020	10,767,719
Segment assets	33,449,201	11,429,724	3,958,211	48,837,136	6,584,465	42,252,671
Long-term investment — net	4,925,902	—	108	4,926,010	4,821,662	104,348

				Total		Total
	Fixed			Before		After
	Line	Cellular	Other	Elimination	Elimination	Elimination

2003	Rp	Rp	Rp	Rp	Rp	Rp
Revenue from external customers	12,453,930	7,705,870	9,109	20,168,909	—	20,168,909
Intersegment revenue	986,464	910,031	—	1,896,495	1,896,495	—
Interest income	248,588	47,009	6,994	302,591	—	302,591
Interest expense	907,519	116,835	9	1,024,363	—	1,024,363
Depreciation and amortization expense	2,455,827	1,125,062	9,215	3,590,103	—	3,590,103
Equity in net income (loss) of associated companies	2,538,047	—	—	2,538,047	2,538,075	(28)
Segment result before tax	6,681,873	4,400,775	66,153	11,148,801	2,538,075	8,610,726
Segment assets	40,893,115	14,235,933	366,157	55,495,205	9,445,364	46,049,841
Long-term investment — Net	7,113,162	—	108	7,113,270	7,043,529	69,741

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	JOINT OPERATION SCHEME (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT MGTI, PT Dayamitra Telekomunikasi, and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors have conducted the development and have taken over the operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

The agreements contain, among others, the following provisions:

i.	The Company’s existing assets in the five regional divisions, together with the assets to be built under the KSO construction agreements, will be managed, operated and maintained by each KSO Unit, in the name of the Company and for and on behalf of the Company and the KSO Investors, commencing from January 1, 1996 to December 31, 2010 (“KSO period”).

ii.	In the aggregate, a minimum of two million lines are to be planned, designed, engineered, financed and constructed by the KSO Investors during a 3-year period beginning from January 1, 1996, except for Regional Division VI — Kalimantan which started on April 1, 1996.

iii.	The Company will receive two principal types of payments from each KSO Unit during the term of the KSO, namely Minimum Telkom Revenues (“MTR”) and share in distributable KSO revenues, and a one-time initial investor payment from each of the KSO Investors.

The initial investor payments totaling US$105 million or equivalent to Rp230,239 million were made by the KSO Investors to the Company as a compensation for their rights to participate in developing and operating telecommunications facilities in the KSO regional divisions.

MTR represents an annual amount guaranteed by the KSO Investors and is required to be supported by bank guarantees. The MTR is payable on a monthly basis in fixed amounts which may increase every year during the KSO period. A further monthly adjustment for the MTR is possible depending upon KSO Investor’s performance under its commitment to install additional lines.

Distributable KSO revenues are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages. The Company receives 35% of the distributable KSO revenues from Regional Division VII, and 30% from the other KSO Regional Divisions.

At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which Interconnection Tests have not then been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

i.	the net present value, if any, of the KSO Investor’s projected share in distributable KSO revenues, from the additional new installations forming part of the KSO system on the termination date, over the balance of the applicable payback periods.

ii.	an amount to be agreed upon between the Company and the KSO Investor as fair compensation in respect of any uncompleted or untested additional new installations transferred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	JOINT OPERATION SCHEME (“KSO”) (continued)

The depreciation of the Rupiah against the U.S. Dollar, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company have signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

i.	The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

ii.	The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

iii.	The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

iv.	“Operating Capital Expenditures” in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year’s share in the annual net income of the KSO Units, starting from 1999.

v.	The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MOU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

The Company is seeking a fair resolution to the KSO problems. The Company believes that the long-term solution for all five KSO’s requires Government intervention and must be considered in the context of restructuring the entire Indonesian telecommunication sector.

KSO I

The Company and the shareholders of Pramindo has reached an agreement in which the Company will buy-out KSO I through acquisition of 100% Pramindo’s shares, KSO I Partner, in several terms.

KSO III

On July 31, 2003 the Company and AWI’s shareholders do the closing transaction for buy-out KSO III. (see Note 5)

KSO IV

The sale of KSO IV to Indosat has been terminated due to some condition precedents that have not been fulfilled.

The Company planned to acquire significant operation control at KSO Unit IV and currently, the Company is in process of negotiation with MGTI shareholders (KSO IV Partner).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	JOINT OPERATION SCHEME (“KSO”) (continued)

KSO VI

The Company has acquired 90.32% of issued and paid up capital of Dayamitra, the KSO VI Investor (see Note 5).

KSO VII

The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some modifications.

47.	REVENUE-SHARING AGREEMENTS WITH SEVERAL INVESTORS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance), and related supporting telecommunications facilities.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

The Company bears the cost of repairs and maintenance of the facilities during the revenue-sharing period. The revenue-sharing period is determined on the basis of the internal rates of return agreed by both parties. The internal rates of return range from 24% to 30%, and the revenue-sharing periods vary from one year and seven months to fifteen years from the start of commercial operations. The revenue-sharing period can be either fixed regardless of full investment returns to the investors, or extended to ensure full investment returns to the investors. The revenue-sharing periods end on various dates through 2009.

The revenues earned from the customers in the form of line installation charges are fully for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and the Company 60:40 or 70:30 (in favor of the investors) depending on the agreements.

Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are fully owned by the Company. RSA cellular was managed with PT Telesera. At 2002, RSA period with Telesera was expired. The legal title on property, plant and equipments under RSA is not transferred to the Company due RSA did not achieve investment’s rate of return in accordance with RSA Agreement. The Company accelerated the depreciation of those assets amounted to the book value of Rp3,300 million.

The revenue earned from the public phone card during the revenue sharing arrangement period was split with proportion of 60:40 (for partner) based on the recorded pulse usage. On January 16, 2001, the agreement scheme was changed to Joint Operation Scheme (KSO) with the revenue division based on the card sold. The portion of splitting up the revenue between partner and Company is 42.5:57.5.

The investors’ share of revenues amounted to Rp407,624 million, Rp467,675 million and Rp462,742 million as of September 30, 2001, 2002 and 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS

Under law No. 36 1999 and Government Regulation No. 52 year 2000, Tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed line telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariff for fixed line telephone are regulated under Minister of Communication Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning The Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, The Minister of Communication issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning the price cap in basic tariff increase of fixed line telephone services. According to the letter, tariff for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 is 15%. This increase was effective on February 1, 2002.

To follow up the previous Letter, the Ministry of Communication issued Letter No. PR.304/2/4/PHB-2002 dated December 17, 2002 regarding tariff adjustment for domestic fixed line services effective on January 1, 2003. By considering that the Independent Regulatory Body, as the precondition for the tariff adjustment, has not been established, The Minister of Communication has finally postponed the implementation of tariff adjustment by issuing Ministerial Letter No. PR. 304/1/1/PHB/-2003 dated January 16, 2003.

Mobile Cellular Telephone Tariffs

Tariff for cellular providers are set on the basis of the MTPT decree No. KM. 27/PR.301/MPPT—98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following :

a.	Airtime

The basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. The details are as follows:

1. Cellular to cellular	: 2 times airtime rate
2. Cellular to PSTN	: 1 time airtime rate
3. PSTN to cellular	: 1 time airtime rate
4. Card Phone to cellular	: 1 time airtime rate plus 41% surcharges

b.	Usage Tariff

1.	Usage tariff charged for a cellular subscriber who makes a call to another subscriber using the PSTN network is similar to the usage tariffs for PSTN subscribers. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

2.	The long-distance usage tariff between two different service areas is similar to the prevailing tariff for a domestic long-distance call (“SLJJ”) for a PSTN subscriber.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs (continued)

i.	Usage Tariff (continued)

Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post paid subscribers.

Interconnection Tariffs

Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communication’s Decree No. KM. 37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

a.	International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariff is calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tariff

Access charge	Rp 850 per call
Usage charge	Rp 550 per paid minute
Universal Service Obligation (USO)	Rp 750 per call

Indosat is exempted from paying the USO until December 31, 2004, while the USO charges payable by Satelindo are paid directly to the MTPT or Minister of Communications (see Note 47).

b.	Mobile and fixed cellular interconnection with the PSTN

Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

1.	Local Calls

For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariff for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an air time charge, and pays the cellular operator the air time charge.

2.	Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs, which vary among long-distance carriers depending upon the routes and the long distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 40% of the tariff, in cases where the entire long-distance portion is carried by one cellular operator and delivered to another, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

b.	Mobile and fixed cellular interconnection with the PSTN (continued)

For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 25% of the tariff, in cases where the entire long-distance portion is carried by a cellular operator and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN and the call is delivered to a PSTN subscriber.

Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on a Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communication Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those Companies.

Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunications traffic interconnection with telecommunications networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No. KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company; BBT is the only operator of PTSN. For fixed wireless interconnection with the PSTN and BBT with the PSTN, the “sender-keeps-all” basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo’s network and transit to PSTN, the Company receives 35% of Ratelindo’s revenue for such calls. For domestic long-distance calls that originate from PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

c.	Mobile cellular interconnection with other mobile cellular providers

Based on KM. 46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

1.	Local Calls

For local calls from one cellular telecommunications network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

2.	Domestic Long-distance Calls

For long-distance calls which originate from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunications Network and KM. 21 year 2001 concerning Operations of Telecommunications Services, which came to effective from at the date of the decree. Subsequently, the Minister of Communication issued Decree No. KM. 84 year 2002 concerning Telecommunication Traffic Clearing Process.

Public Phone Kiosk (“Wartel”) Tariff

The Company is entitled to retain 70% of the telephone tariff based on Director Decree No. 01/H220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 1, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

On August 7, 2002, the Minister of Communication issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariff from domestic calls and up to 92% of telephone kiosk basic tariffs from International Calls.

49.	COMMITMENTS

a.	Letters of Support

In first-half of year 2002, the Company pledged its deposits of Rp500,000 million as collateral for the credit facility from Bank Mandiri. The time deposits has matured on February 18, 2003.

The Company also pledged its time deposits of US$4,600,000 as collateral for the loan facility granted to Napsindo from Bank Mandiri. The time deposits due date will be extended until April 2004.

b.	Capital Expenditures

As of September 30, 2003, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in thousands)	in Rupiah

Rupiah	—	2,744,010
U.S. Dollar	309,509	2,604,647
EURO Europe	63,213	619,976
Singapore Dollar	3,881	18,899
Japanese Yen	29,114	2,218

Total		5,989,750

49.	COMMITMENTS (continued)

c.	EKN — Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility (“ Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility of US$70,483,426.49, which was divided into several tranches.

The interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any. Interest will be paid semi-annually starting on the date the facility is drawn. As of September 30, 2003 no disbursement has been made for USD53.3 million since the invoice from Telkomsel’s partner, who was processing the extension of withdrawal period until June 2004, was late.

d.	Procurement of TELKOM-2 Satellite

On October 24, 2002, the Company and Orbital Science Corporation (“Contractor”) agreed on procurement of satellite TELKOM-2. The Company obliged to pay US$73,000,000 including refundable provision in amount of US$4,338,292 to any transponder that has reduced communication capabilities below 3dB as agreed and which cannot be corrected by switching to a redundant transponders.

Payment to Contractor is made within thirty days after the date of the original invoice received by the Company.

All Indonesian taxes, duties, assessment of fees, including tariff and VAT resulting from performance of this contract that are required by present of future laws or regulation in Indonesia shall be paid by the Company, except for any temporary imported goods that will not owned by the Company and any taxes and or duties of Contractor’s expatriates working in Indonesia shall be borne by Contractor.

The Contractor shall be responsible for taxes, duties, assessment or fees, including tariffs and value added taxes resulting from performance of this contract that are required by present of future laws or regulation in the USA including any interest or penalties related to such U.S. taxes and U.S. duties.

The Contractor shall submit warranty bond to the Company for Augmented Master Control Station (“AMCS”) in the amount of 10% of AMCS fixed firm price in the form of unconditional bank guarantee/ Letter of Credit from U.S. affiliated bank in Indonesia, as

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

selected by Contractor, and shall be submit to the Company at least five business days before starting Warranty Period.

This Warranty shall be extended until the earlier of:

i	365 days commencing from the time satellite is placed in storage;

ii	365 days commencing from final acceptance of the Satellite or from the time of launch failure.

Contractor shall use reasonable efforts to obtain Contractor’s Government approvals and licenses necessary for export of the Satellite. If after six months from the time Contractor submits its application for a U.S. Government licenses and authorization, the Company may, in writing, notify the Contractor of its intention to terminate this Contract.

49.	COMMITMENTS (continued)

d.	Procurement of TELKOM-2 Satellite (continued)

The Contract price shall include in transit insurance for the satellite, AMCS and the other deliverable items that are transported from Contractor facility to the launch site or the Company’s operation site; and also include insurance for the satellite during manufacturing, shipping and up to the launch Site until such time as risk of loss passes to the Company under this Contract. Contractor shall provide the Company with certificate of insurance for such coverage.

e.	Launching of TELKOM-2 Satellite

On November 8, 2002, the Company and ARIANESPACE S.A. agreed upon the launching of Satellite TELKOM-2 of the Company. Total amount to be paid by the Company for that services is amounted to US$62,880,000 with the payment schedule as follows:

		Percentage of the portion of the
Payment	Date	Launching Services price

		US$
First Payment	January 13, 2004	27,500,000
Second Payment	March 1, 2004	9,000,000
Third Payment	April 1, 2004	20,000,000
Fourth Payment	September 1, 2004	6,380,000

Total amount mentioned above shall be increased by 7% of the total if the Company exercises the Re-flight Option, and if any increase or decrease of the satellite mass from the agreed mass, then the increase or decrease above 25kg shall be subject to additional cost amounted to US$25,000 per kg.

The Launch Period of Satellite TELKOM-2 is from period November 1, 2004 until January 31, 2005. The Launch Slot will be determined by mutual agreement of the parties no later than eighth months prior to the first day of the Launch Period. The Launch Day shall be determined, no later than three months to the first day of the Launch Slot.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

ARIANESPACE S.A. shall take out an insurance policy at no cost to the Company. The Insurance policy shall be in the amount of Euros 60,980,000.

As of September 30, 2003, entered the construction stage and launcher rocket which projected will be finished by year 2004.

f.	PSTN Excellence Regional Junction DIVRE II Project

On February 8, 2002, the Company entered into agreement with Consortium Olex-Lucent-Brimbun (“Consortium”) upon procurement of SDH Transmission System, Optical Fiber, NMS and other services. The Company must pay for the work and procurement made by Consortium amounted to US$28,807,460 and Rp102,828,788,753, net of tax, respectively.

The Agreement was come into effect within eighteen month from the contract date.

The consortium shall submit performance guarantee issued by Indonesian State Owned Bank or other International reputable Bank amounting to 5% of contract value, net of 10% value added tax, to the Company at least 3 days after the contract date.

49.	COMMITMENTS (continued)

f.	PSTN Excellence Regional Junction DIVRE II Project (continued)

The Consortium must cover all risks of delivery, storage and development of goods and services up to the issuance of provisional acceptance certificate for and on behalf of Consortium as a beneficiary to the insurance company appointed by the Company. The insurance shall be paid by Consortium and if any accident happened, the replacement money received shall be used to continue the project and or to replace the damaged equipment.

As of September 30, 2003, the project has been realized with value Rp162,000 million.

g.	Network Facility for Multimedia Services and Pay TV Program

During the year 2002, Indonusa has undersigned several agreements on procurement of network facility of multimedia services and TV program by subscription with several program provider and property management, both for extending the terminated agreement and for making new agreement.

Those agreements set the rights and obligations of both parties in procurement of TV program by subscription including its network, determination of monthly subscription fee, and revenue sharing.

h.	Call Center Development and Operation Services

On July 24, 2000, Infomedia undersigned the agreement on call center development and operation services with PT Bank Niaga Tbk. (“Bank Niaga”). Infomedia provides call center services, which shall receive, patch and respond the request, claim and complaint of customers regarding the products and provide information about Bank Niaga’s products.

Infomedia receives fee amounted to Rp400 million per month for incoming calls up to 180.000 calls per month and outgoing calls up to 7500 calls per month with composition of 60% for Jakarta calls and 40% calls for non Jakarta calls.

i.	Software License and Support Agreement

On October 13, 1997 Dayamitra undersigned the Software License and Support Agreement with Cable and Wireless Plc. Pursuant to the agreement, Cable and Wireless Plc will

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

provide license Software, adjustment, training, implementation, maintenance and support to Customer Care Billing System project, also having rights for the Intellectual Property Rights. Costs as a result on those agreements charged to KSO Unit VI.

j.	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company made Initial Purchase Order Contract CDMA 2000-IX with Samsung Consortium for BSS procurement in Divisi Regional II, and on December 23, 2002, the Company signed Master Procurement Partnership Agreement of CDMA package-2 for requiring either the nation wide package of NSS procurement for Telkom’s Regional Division, excluding KSO III or the regional package of BSS procurement for KSO IV, KSO VI, KSO VII and Divisi Regional V. This procurement is part of T-21 Program.

As of September 30, 2003 the procurement that has been carried out, for total contracts of Rp510,415 million, is Rp414,993 million.

49.	COMMITMENTS (continued)

k.	Loan Agreement Junction Regional Division V Project

On June 21, 2002, the Company entered into a loan agreement with Consortium Bank amounting to Rp400,000 million, and then amended to Rp150,000 million for financing the Regional Division V Junction Project. Bank Bukopin acting as facility agent, which the first year interest rate, calculated from the signing date, is 19.5% and then average 3 month deposit rate plus 4% for the remaining year. Disbursement period is 19 months since the signing loan agreement with the repayment period 14 times quarterly starting from April 2004. The loan facility was secured by the project equipment.

As of September 30, 2003, the physical construction has been completed, however the loan facility has not been withdraw since the payment terms has not due yet.

l.	Buy-out KSO I

On April 19, 2002, the Company entered into the Conditional Sale and Purchase Agreement (CSPA) in relation with the acquisition of 100% Pramindo’s shares.

The aggregate purchase price for the Pramindo shares will be US$384,363,026 including interest of promissory notes and USD9,263,953 should be paid prior to the date of swap-share whilst the remaining will be paid through the issuance of promissory notes series I and series II.

The Company shall provide loan of USD86,176,000 to Pramindo to pay its liability to IFC (shareholder) in accordance to the IFC Investment Agreement and Common Term Agreement.

All the promissory note will be paid in installment basis. The final payment will be made on December 15, 2004.

m.	Cooperation Agreement with Labor Union (SEKAR TELKOM)

On June 3, 2002, the Company entered into a Cooperation Agreement with the Company’s labor union — namely Serikat Karyawan Telkom (SEKAR TELKOM), an organization in the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company for all Non KSO and KSO unit employees. The agreement is in connection with good working relationship between the Company and the employees. In the agreement, there is additional component in employees income regarding the distribution of bonus and leave allowance.

n.	Agreement on Derivative Transaction

As of September 30, 2003, Telkomsel has four forward agreements to hedge its future liabilities in foreign currency.

The agreements are as follow:

n.1.	Agreement with Deutsche Bank for hedging the liabilities amounted to US$80 million within period April 2003 up to December 2003, with settlement of US$10 million each month at Rp8,977.5 per US$1.

n.2.	Agreement with Standard Chartered Bank to hedge EUR24 million liabilities, within period April 2003 up to October 2003, with settlement of EUR4 million each month at Rp9,788 per EUR1.

49.	COMMITMENTS (continued)

n.	Agreement on Derivative Transaction (continued)

n.3.	Agreement with Deutsche Bank to hedge US$12 million liabilities at the rate of Rp8,380 per US$1. The validity period of this transaction is from May 2003 until November 2003, with US$2 million settlement each month.

n.4.	Agreement with Standard Chartered Bank to hedge the liabilities during May 2003 until November 2003 for the amount of EUR18 million. Settlement for each month is EUR3 million at Rp9,877 per EUR1.

As of September 30, 2003 the remaining of derivative contract is USD34 million and EUR4 million.

50.	CONTINGENCIES

Completion of Annual Report for US SEC purpose

US SEC required that Annual Report on Form 20F should be filed within six months after the end of the reported book year.

As of September 30, 2003 the Company has not filed the Annual Report on Form 20F to US SEC, since its audit process has not been completed. The audit is conducted by an independent accountant firm (KAP) Drs. Hadi Sutanto & Rekan, the affiliate of Pricewaterhouse Coopers (PwC).

The audit of PwC has possibility to make adjustment to the previous published report.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2002		2003

	Foreign		Foreign
	Currencies	Equivalent	Currencies	Equivalent
	(in thousands)	in Rupiah	(in thousands)	in Rupiah

Assets
Cash and cash equivalents
Related parties
U.S. Dollar	454,902	4,082,745	89,451	751,838
Deutsche Mark	—	—
Yen	970,476	71,514	26	2
Euro	13,491	119,025	5	44
Franc France	90	109
Third parties
Deutsche Mark	9,703	94,691	35,095	342,479
U.S. Dollar	—	—	38,202	321,087
Temporary investments
Related parties
U.S. Dollar	7,815	65,682	—	—
Third parties
U.S. Dollar	—	—
Trade accounts receivable
Related parties
U.S. Dollar	5,381	48,294	12,010	101,000
Third parties
U.S. Dollar	9,965	89,433	—	—
Other accounts receivable
U.S. Dollar	302	2,711	—	—
Franc France	—	—
Euro	9	82
Prepaid Expenses
U.S. Dollar	—	—	—	—
Other current asset
U.S. Dollar	—	—	4,600	38,663
Advances and other non-current assets
U.S. Dollar			—	—
Franc France
Euro
Advance Payment for Investment in Shares of Stock
U.S. Dollar	13,320	110,569	—	—
Escrow account
U.S. Dollar	33,480	300,485	53,282	447,838

Total Assets		4,985,340		2,002,951

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2002		2003

	Foreign		Foreign
	Currencies	Equivalent	Currencies	Equivalent
	(in thousands)	in Rupiah	(in thousands)	in Rupiah

Liabilities
Trade accounts payable
Related parties
U.S. Dollar	146	1,316	438	3,689
Great Britain Poundsterling
Australian Dollar
Japanese Yen
Euro
Third parties
U.S. Dollar	41,541	373,663	6,258	52,510
Euro	45,172	399,535	1,000	9,760
Deutsche Mark
Netherland Guilder	10	147
Great Britain Poundsterling			160	2,249
Franc France	205	1,241
Japanese Yen
Singapore Dollar	9	45	36	177
Other accounts payable
Third Parties
U.S. Dollar
Accrued expenses
U.S. Dollar	16,399	147,513	2,300	19,839
Euro	870	7,697
Yen	154,741	11,431
French Franc	710	860
Netherlands Guilder	481	1,736
Great Britain Poundsterling
Deutsche Mark
Advances from customers and suppliers
U.S. Dollar
Euro
Great Britain Poundsterling
Japanese Yen

Subtotal		945,184		88,224

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2002		2003

	Foreign		Foreign
	Currencies	Equivalent	Currencies	Equivalent
	(in thousands)	in Rupiah	(in thousands)	in Rupiah

Liabilities
Current portion of long-term liabilities
Related parties
U.S. Dollar	182	1,645	73,660	619,850
French Franc	19,461	23,564
Japanese Yen	374,365	27,656	375,014	28,501
Netherlands Guilder	3,044	10,971
Euro			4,251	41,725
Third Parties
U.S. Dollar	19,900	179,001	90,537	761,876
Euro			8,078	79,284
Long-term liabilities
Related parties
U.S. Dollar	531,348	4,779,473	329,961	2,778,253
Japanese Yen	17,617,706	1,301,503	17,241,957	1,315,065
Euro			15,513	152,261
French Franc	110,553	133,862
Netherlands Guilder	12,210	44,009
Third Parties
U.S. Dollar	32,655	293,736	255,459	2,149,687
Japanese Yen	200,930	14,844	32,311	317,143
Total Liabilities		7,755,448		8,331,869

Net Liabilities		(2,863,933)		(8,715,051)

52.	ECONOMIC CONDITION

Since the middle of 1997, many Asia Pacific countries, including Indonesia, have been experiencing adverse economic condition mainly resulting from currency depreciation in the region, the principal consequences of which have been an extreme lack of liquidity and high interest and foreign exchange rates. The crisis has also involved declining prices in shares of stock, tightening of available credit, and stoppage or postponement of certain construction projects. The adverse economic condition still continues to this date as evidenced by the weak exchange rate, sluggish economic growth, and pressures on inflation. High volatile of exchange and interest rates have increased the cost of funds, as well as the amount of debt to be serviced by the Company, its subsidiaries, and the associated companies.

Management has adopted measures in maintaining liquidity by, among others, evaluating priorities and rescheduling construction projects, initiating cost-cutting and managing funds to service current maturities of foreign currency denominated liabilities. In its investment activities, management has adopted a more stringent criterion and pursued project developments using a “turnkey” system, hence not all risk is borne by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	ECONOMIC CONDITION (continued)

Management has also strived to resolve the KSO issues and managed investments in associated companies effectively and selectively by utilizing the services of international legal and financial consultants.

Recovery of the economy to a sound and stable condition is dependent on the fiscal, monetary and other measures being taken by the Government, actions which are beyond the Company and its subsidiaries’ control, to achieve economic recovery. It is not possible to determine the future effect these economic conditions may have on the Company and its subsidiaries’ liquidity and earnings, including the effect flowing through from their investors, customers and suppliers.

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain respects from U.S. GAAP.

The significant differences are reflected in the approximations provided in Note 54 and arise due to the items discussed in the following paragraphs:

a.	Termination Benefits

Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

Under U.S. GAAP, the timing of recognition depends upon the nature of the Company’s obligation to provide such benefits. For special termination benefits offered for only a short period of time, the Company’s obligation is recognized upon the employees’ acceptance of the offer. For contractual termination benefits, including those that are part of a substantive plan to provide termination benefits, the employer accrues the benefits when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

b.	Foreign Exchange Differences on Property under Construction

Under Indonesian GAAP, the foreign exchange difference resulting from loans used to finance property under construction is capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange differences are charged to current operations.

c.	Interest Capitalized on Property under Construction

Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e. property under construction) is that the interest should be attributable to the qualifying asset.

Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost is capitalized on qualifying assets (i.e. property under construction) based upon the Company’s overall effective interest rate and the average balance of qualifying assets for the period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties shall be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investors, the accounting treatment is similar to that under Indonesian GAAP. The property is depreciated, unearned income is amortized and the Company records its contractual share of the earnings for the period. When there is a guaranteed minimum return to the investors, the transaction is accounted for as the acquisition of property by the Company under a capital lease. In lieu of unearned income, the Company records a capital lease obligation equal to the fair value of the property. The capital lease obligation is increased by the guaranteed return and decreased by the investors share of earnings. The revenue is recorded gross.

e.	Revaluation of Property, Plant and Equipment

While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

Under U.S. GAAP, property, plant and equipment may not be stated at more than their historical acquisition cost. The effect of the previous revaluations have fully reversed in 2002.

f.	Deferred Tax on Excess of Financial Reporting Basis Over Tax Basis of Subsidiaries

Under Indonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent’s carrying amount of its equity investment in a domestic subsidiary over its tax basis if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Under U.S. GAAP, the excess of the parent’s carrying amount of its equity investment in a domestic subsidiary over its tax basis is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, the temporary difference is non-taxable and no deferred taxes are recorded. Generally, no benefit is recorded for the excess of a parent’s tax basis in its subsidiary over its carrying amount for financial reporting purposes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

g.	Pension

The Company and a subsidiary, for purposes of Indonesian GAAP, use a method of accounting for pensions that is substantially consistent with the requirements of U.S. GAAP.

As stated in its pension plan regulations, the Company does not provide regular pension increases. However, in 1994 and 1998 (effective January 1, 1999), the Company provided for increases in pension benefits for pensioners, which were considered prior service costs. Based on PSAK No. 24, the prior service costs attributable to the increases in pension benefits for pensioners in 1994 and 1999, were directly charged to expense in those years. Under SFAS 87, such prior service costs should be deferred and amortized systematically over the estimated average future working periods of active employees (14.4 years in 1999 and 15.9 years in 1994).

The subsidiary is amortizing past service cost using the double-declining method for Indonesian GAAP, while under U.S. GAAP, past service cost is amortized using the straight-line method.

h.	Share in Net Income of Associated Companies

The Company records its equity in net income of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company conforms the associates earnings to U.S. GAAP prior to recording their share of earnings or loss. The primary difference has historically related to land rights held by associates.

i.	Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain extension or renewal of rights is remote.

Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

j.	Stock Issuance Costs

Under Indonesian GAAP, stock issuance costs are deferred and amortized over a certain period of time. The Company amortized deferred stock issuance costs over five years using the straight-line method.

Effective 2000, the Capital Market Supervisory Agency (Bapepam) requires that stock issuance costs be recorded as part of additional paid-in capital.

Under U.S. GAAP, stock issuance costs are offset against the proceeds from the stock issuance.

k.	Employee Bonuses

In 2000, a subsidiary (Telkomsel) has charged to retained earnings employee bonuses of Rp26,714 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Under U.S. GAAP, personnel and related costs, including bonuses are charged to income.

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

l.	Equipment to be Installed

Under Indonesian GAAP, equipment is depreciated beginning when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Equipment that is part of a network is depreciated when the network of the applicable component of the network is ready for its intended use. Temporarily idle equipment continues to be depreciated. When the equipment is expected to be idle for protracted periods, the equipment is written down to its estimated realizable value. If the equipment is held for sale, depreciation ceases. However, if the equipment is held for future use, depreciation continues.

m.	Revenue Recognition

Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation.

Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the longer of the expected term of the customer relationship or the contractual term. Costs incurred related to the installation or connection activities are deferred, but only to the extent of deferred revenues.

n.	Goodwill

Under Indonesian GAAP, goodwill is amortized over the period expected to be benefited by the acquisition.

Under U.S. GAAP, goodwill is not amortized but rather subjected to a test for impairment.

o.	Capital Leases

The criteria for a capital lease under Indonesian GAAP differ from U.S. GAAP. Under Indonesian GAAP, a lease is capitalized if the lessee has a fixed price purchase option, the lease provides for a return of the cost of the asset with profit thereon to the lessor, and the lease term exceeds two years.

Under U.S. GAAP, a lease is capitalized if there is an automatic transfer if ownership, a bargain purchase option, the lease terms is for 75% of the economic life of the asset or the lease payments are at least 90% of the fair value of the asset on a present value basis.

54.	RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

A summary of the significant adjustments to net income for the years ended September 30, 2001, 2002 and 2003 and to equity as of September 30, 2002 and 2003 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP (continued)

	2001	2002	2003

	Rp	Rp	Rp
Net income according to the consolidated statements of income prepared under Indonesian GAAP	3,642,917	7,568,457	4,677,364

U.S. GAAP adjustments — increase (decrease) due to:
Pension	(14,943)	(11,979)	(142,910)
Capitalization of foreign exchange differences, net of related depreciation	46,279	80,652	50,813
Interest capitalized on property under construction	—	49,698	21,128
Revenue-sharing arrangements	(19,305)	31,525	—
Revaluation of property, plant and equipment	3,071	3,072	—
Equity in net income (loss) of associated companies	15,676	94	(87)
Income tax effect on U.S. GAAP adjustments	(3,032)	(49,906)	207,122
Deferral of fees
Amortization of landrights	—	(1,447)	(2,062)
Deferred tax on share in net income of subsidiaries	—	(326,637)
Early retirement benefits			(594,526)
Deferred interconnection revenue			(53,640)
Employee bonuses
Others			14,366

Net adjustments	27,746	(224,928)	(499,796)

Approximate net income in accordance with U.S. GAAP	3,670,663	7,343,529	4,177,568

Net income per share — in full Rupiah amount	364.15	728.52	414.44
Net income per ADS (20 Series B shares per ADS) — in full Rupiah amount	7,283.06	14,570.49	8,288.83

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP (continued)

	2002	2003

	Rp	Rp
Equity according to the consolidated balance sheets prepared under Indonesian GAAP	14,682,869	16,907,807
U.S. GAAP adjustments — increase (decrease) due to:
Pension	107,912	109,148
Capitalization of foreign exchange differences — net of related depreciation	(770,217)	(692,433)
Interest capitalized on property under construction-net	65,002	80,847
Revenue-sharing arrangements	(347,718)	(379,243)
Revaluation of property, plant and equipment:
Increment	(664,974)	(664,974)
Accumulated depreciation	664,117	664,974
Equity in net loss of associated companies	(17,806)	(17,804)
Deferred interconnection expense		(120,044)
Amortization of landrights	(3,053)	(5,469)
Depreciation of available-for-use equipment	(7,544)
Deferred tax on share in net income of subsidiaries	(326,637)	—
Early retirement benefits		120,358
Deferred tax liabilities on U.S. GAAP adjustments	274,417	228,455
Others		22,388

Net adjustments	(1,026,501)	(653,797)

Approximate equity in accordance with U.S. GAAP	13,656,368	16,254,010

With regard to the consolidated balance sheets and consolidated statements of income, the following significant captions determined under U.S. GAAP would have been:

	2002	2003

	Rp	Rp
Consolidated balance sheets
Current assets	12,303,146	9,607,351
Noncurrent assets	29,184,005	35,822,994

Total assets	41,487,151	45,430,345

Current liabilities	1,183,470	11,397,672
Noncurrent liabilities	13,480,120	13,700,049

Total liabilities	14,663,590	25,097,721
Minority interest in net assets of subsidiaries	3,167,193	4,078,614
Consolidated statements of income
Operating income	7,853,501	8,816,145

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC

The following information is presented on the basis of U.S. GAAP:

a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2001	2002	2003

		Rp	Rp
Approximate income before tax in accordance with U.S. GAAP	5,561,134	10,937,262	7,884,289

Expected income tax in accordance with U.S. GAAP at statutory tax rates	1,385,425	3,281,161	2,365,270

Effect of permanent differences at the enacted maximum tax rate (30%):
Net periodic postretirement benefits cost	41,921	4,232	30,522
Amortization of deferred interest		25,484	19,505
Employee benefits	8,791	14,465	139,302
Permanent differences of the KSO Units	2,767	2,099	6,518
Revenue-sharing arrangements	(4,235)	1,201	1,276
Amortization of landrights			(167)
Interest income which was already subjected to final tax	(123,709)	(87,955)	(57,092)
Revaluation of property, plant and equipment *)	(921)	(921)
Portion of subsidiaries’ net income			(761,414)
Deferred stock issuance costs *)
Employee bonus
Others	(362,559)	(1,030,456)	271,264

Total	(437,945)	(1,071,851)	(350,286)

Deferred tax recognized on equity in net income of subsidiaries	614,873	375,959	694,521

Provision for income tax in accordance with U.S. GAAP	1,562,353	2,585,269	2,709,505

*)	The tax effects of the stock issuance costs and revaluation of property, plant and equipment are offset against stockholders’ equity for U.S. GAAP purposes.

Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

b.	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amount approximates fair value because of the short-term nature of the instruments.

Long-term liabilities — net of current maturities

The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

As of September 30, 2002 and 2003, the carrying amount of long-term liabilities each companies are Rp6,691,684 and Rp17,038,285.

For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 10.89%, the average U.S. Dollar borrowing rate of 1.16% on September 30, 2003 for the debt in other currencies, respectively. The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of discounted value of future cash flows expected to be paid is LIBOR 3 — 12 months and JIBOR 12 months on September 30, 2003 for loans in Rupiah and U.S. Dollar currencies respectively. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company’s debt and the general unavailability of funds, is difficult.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

b.	Fair Value of Financial Instruments (continued)

The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying	Fair
	Amount	Value

	Rp	Rp
2002:
Cash and cash equivalents	7,378,883	7,378,883
Temporary investments	565,682	565,682
Long-term liabilities — net of current maturities
Two-step loans	7,804,054	6,244,867
Suppliers’ credit loans	283,351	251,166
Bridging loan	81,498	64,179
2003:
Cash and cash equivalents	4,860,585	4,860,585
Temporary investments	—	—
Long-term liabilities:
Two-step loans	7,794,978	9,693,071
Suppliers’ credit loans	338,697	338,902
Bridging loan	76,243	79,898
Bond	982,400	1,144,799
Guaranteed notes payable	1,253,111	1,688,347
Bank loan	2,559,972	2,560,334
Obligation under capital lease	—	—
Liability for Acquisition of Subsidiary	1,003,923	1,523,710
Other	9,150	9,224

The methods and assumptions followed to disclose the fair value are inherently judgmental and involve various limitations, including the following:

i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

c.	Research and Development

Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp24,331 million, Rp14,188 million and Rp4,034 million as of September 30, 2001, 2002 and 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

d.	Valuation and Qualifying Accounts

The following summarizes the activities in the valuation and qualifying accounts:

		Additions

	Balance at
	Beginning	Charged to Cost	Unrealized		Balance at
	of Year	and Expenses	Loss	Deductions	End of Year

	Rp	Rp	Rp	Rp	Rp
2002 (as restated — see Note 52):
Unrealized loss on decline in market value of marketable securities	207	—	—	207	—
Allowance for doubtful accounts
Trade accounts receivable
Related parties	325,930	193,533	—	20	519,483
Third parties	252,855	81,322	—	(3,029)	331,148
Allowance for inventory obsolescence	48,997	7,645	—	—	56,642
2003:
Unrealized loss on decline in market value of marketable securities	—	—	—	—	—
Allowance for doubtful accounts
Trade accounts receivable			—	—
Related parties	576,374	40,013	—	—	616,387
Third parties	397,810	118,869	—	102,720	413,959
Allowance for inventory obsolescence	53,795	6,902	—	9,352	51,345

e.	Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates.

f.	Derivative Financial Transactions

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended by SFAS 138, Accounting for Certain Instruments and Certain Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative.

The Company and its subsidiaries had no derivative contracts or contracts that require accounting under SFAS 133 and SFAS 138.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — Continued
SEPTEMBER 30, 2002 AND 2003, AND FOR NINE MONTHS ENDED
SEPTEMBER 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

g.	Comprehensive Income

Comprehensive income — net of tax, as determined under U.S. GAAP as of September 30, 2001, 2002 and 2003 amounted to Rp3,666,570 million, Rp7,259,422 million and Rp4,177,588 million, respectively.

Adjustments to net income to arrive at comprehensive income include the increase in investments as a result of foreign currency translation of associated companies and unrealized losses on decline in value of securities.

h.	Recent Accounting Pronouncements

i.	SFAS No.145, “Revision of FSAB Statements No.4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections”

Among other technical corrections, SFAS No.145 eliminates the absolute requirement to classify gains or losses from the early extinguishment of debt as extraordinary. SFAS No.145 will be effective in fiscal 2003 and should have no impact on the Company’s U.S. GAAP reconciliation.

ii.	SFAS No.146 “Accounting for Costs Associated with Exit or Disposal Activities”

This statement now requires that a liability be recognized when the liability is incurred. Previously, a liability for exit costs was recognized at the date of an entity’s commitment to an exit plan. SFAS No.146, which is effective in fiscal 2003, could have an impact on the U.S. GAAP reconciliation depending upon the level of exit activities.

iii.	SFAS No. 148, “Shares-based Compensation and Disclosure”

SFAS No. 148 provides alternative method of expenses transition to fair value method and required disclosure of stock option.

iv.	FASB Interpretation No. 46 (“FIN 46”), “Variable Interest Entities Consolidation”

FIN 46 provides guidance for entities consolidation without consideration to number of ownership. FIN No. 46 will be valid in year 2003, however since the Company did not own ownership in variable interest entity, therefore this will not affecting U.S. GAAP reconciliation.

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